EXHIBIT 2.1
Execution Copy
PURCHASE AGREEMENT
dated as of April 3, 2007
by and between
RESORTS INTERNATIONAL HOLDINGS, LLC
and
AMERISTAR CASINOS, INC.

v

Section 9.14. Time of Essence	70
Section 9.15. Disclosure Letters	70
EXHIBITS AND SCHEDULES

Exhibit A	Deposit Escrow Agreement
Exhibit B	Purchase Price Allocation
Schedule 1	Calculation of Adjusted Working Capital and Closing Cash

PURCHASE AGREEMENT
     THIS PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of April 3, 2007, by and between Resorts International Holdings, LLC, a Delaware limited liability company (“Seller”) and Ameristar Casinos, Inc., a Nevada corporation (“Buyer”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in Section 9.1 hereof.
     WHEREAS, Seller is the record and beneficial owner of 100% of the membership interests (the “Interests”) of RIH Acquisitions IN, LLC, an Indiana limited liability company (the “Company”);
     WHEREAS, the Company is the record and beneficial owner of 100% of the membership interests of RIH Propco IN, LLC, an Indiana limited liability company (the “Company Subsidiary”);
     WHEREAS, the Company, together with the Company Subsidiary, owns and operates Resorts East Chicago, a casino hotel located in East Chicago, Indiana (the “Property”); and
     WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the Interests, on the terms and subject to the conditions contained herein.
     NOW, THEREFORE, the parties hereto, in consideration of the premises and of the mutual representations, warranties and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:
ARTICLE I.
PURCHASE AND SALE OF INTERESTS
     Section 1.1. Purchase and Sale of Interests. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, transfer and deliver to Buyer free and clear of all Liens (other than restrictions to which Buyer may be subject under applicable securities laws and Gaming Laws), and Buyer shall purchase from Seller, the Interests for an aggregate purchase price of Six Hundred Seventy-Five Million Dollars ($675,000,000) (the “Purchase Price”), subject to adjustment as set forth in Section 1.6. The Purchase Price (less the Deposit, as set forth in Section 1.2) shall be delivered to Seller in immediately available funds on the Closing Date to a United States bank account designated by Seller (or Seller’s designated “qualified intermediary”) in writing at least three (3) Business Days prior to the Closing Date.
     Section 1.2. Deposit.
     (a) On the date hereof, Buyer shall deposit Twenty-Five Million Dollars ($25,000,000) (collectively with any additional amounts delivered by Buyer pursuant to Section 1.4 hereof, the “Deposit”) with First American Title Insurance Company of NY (the “Escrow Agent”) pursuant to an escrow agreement dated as of the date hereof and attached hereto as Exhibit A (the “Deposit Escrow Agreement”) executed and delivered by Seller,

Buyer and the Escrow Agent. Upon the Closing, (i) the Deposit shall be paid to Seller (or Seller’s designated “qualified intermediary”) and credited against the Purchase Price, (ii) the interest accrued on the Deposit shall be paid to the Buyer, and (iii) the Deposit and the accrued interest thereon shall be promptly released by the Escrow Agent to Seller (or Seller’s designated “qualified intermediary”) and Buyer, respectively, pursuant to this Section 1.2(a) and the terms of the Deposit Escrow Agreement. Upon the termination of this Agreement, the Deposit and the interest accrued thereon shall be payable pursuant to Section 6.2(c) hereof, and thereafter shall be promptly released by the Escrow Agent to Buyer or Seller (or Seller’s designated “qualified intermediary”), as applicable, pursuant to such Section 6.2(c) hereof and the terms of the Deposit Escrow Agreement.
     (b) Seller and Buyer agree to execute and be bound by such other reasonable and customary escrow instructions as may be necessary or reasonably required by the Escrow Agent or the parties hereto in order to consummate the purchase and sale contemplated herein, or otherwise to distribute and pay the funds held in escrow as provided in this Agreement and the Deposit Escrow Agreement; provided that such escrow instructions are consistent with the terms of this Agreement and the Deposit Escrow Agreement. In the event of any inconsistency between the terms and provisions of such supplemental escrow instructions and the terms and provisions of this Agreement, or any inconsistency between the terms and provisions of the Deposit Escrow Agreement and the terms and provisions of this Agreement, the terms and provisions of this Agreement shall control, absent an express written agreement between the parties hereto to the contrary which acknowledges this Section 1.2(b).
     Section 1.3. Allocation of Purchase Price. The purchase and sale of the Interests pursuant to this Agreement shall be treated, for federal and applicable state income tax purposes, as a purchase by Buyer of the assets of the Company (other than the interests in the Company Subsidiary owned by the Company) and the Company Subsidiary. Between the date hereof and the Due Diligence Date, the parties hereto will cooperate in good faith to agree upon a schedule allocating the Purchase Price (as determined for federal income tax purposes, including any assumed Liabilities that are required to be treated as part of the Purchase Price for federal income tax purposes) among such assets, and such schedule shall be attached to this Agreement as Exhibit B. If the parties have agreed upon Exhibit B prior to the Due Diligence Date, Seller shall deliver to Buyer within thirty (30) Business Days of the delivery of the Post-Closing Statement a purchase price allocation (“Seller’s Allocation”) that conforms to the principles of such Exhibit B. Buyer shall accept and agree to Seller’s Allocation unless Buyer, acting in good faith, objects to Seller’s Allocation, in which case Buyer shall, within fifteen (15) Business Days after receipt of Seller’s Allocation, deliver written notice to Seller of such objection. Such notice shall specify in reasonable detail the items in Seller’s Allocation to which Buyer objects and the basis for such objection. In the event that the parties cannot mutually agree upon a resolution with respect to such disputed items within fifteen (15) Business Days of Seller’s receipt of such notice, such disagreement shall be treated in the same manner as a disagreement described in Section 1.6(c), shall be resolved consistently with the manner in which disputes described in Section 1.6(c) are resolved and such resolution(s) will be reflected on the purchase price allocation. Buyer and Seller agree to (a) be bound by the purchase price allocation, if any, established in accordance with this Section 1.3, as it may be adjusted for changes resulting from adjustment to the Purchase Price pursuant to Section 1.6 (the “Purchase Price Allocation”), (b)

act in accordance with the Purchase Price Allocation in the filing of all Tax Returns (including, without limitation, filing IRS Form 8594 (and any supplemental or amended Form 8594) with their United States federal income Tax Return for the taxable year that includes the Closing Date) and in the course of any Tax audit, Tax examination or Tax litigation relating thereto, and (c) take no position and cause its Affiliates to take no position inconsistent with the Purchase Price Allocation for Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. If Buyer and Seller are unable to agree upon Exhibit B prior to the Due Diligence Date, each party shall be free to allocate the Purchase Price (as determined for federal income tax purposes, including any assumed Liabilities that are required to be treated as part of the Purchase Price for federal income tax purposes) as it determines, and neither party shall be bound by the other party’s allocation.
     Section 1.4. Time and Place of Closing. Unless this Agreement is earlier terminated pursuant to Article VI hereof, the closing of the transactions contemplated by this Agreement, including the purchase and sale of the Interests (the “Closing”), shall take place on the third Business Day following satisfaction or waiver of all the conditions set forth in Article V hereof (other than those conditions intended to be satisfied or waived at the Closing), at 10:00 a.m., New York City time, at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019, unless another time or place shall be agreed to by the parties (the “Closing Date”); provided, however, that in the event Buyer has not obtained all required Gaming Approvals and all the other conditions set forth in Article V hereof have been satisfied or waived, the Closing shall take place on the third Business Day following Buyer’s receipt of all required Gaming Approvals, subject to Buyer’s and Seller’s right to terminate this Agreement pursuant to Section 6.1 hereof; provided, further, that the Closing Date shall not be after the date that is six (6) months after the date hereof (the “Scheduled Closing Date”), unless:
     (a) Buyer deposits with the Escrow Agent an additional Eight Million Five Hundred Thousand Dollars ($8,500,000) (which amount shall thereafter be included in the Deposit for all purposes of this Agreement); and
     (b) Buyer has not received all required Gaming Approvals on or before three (3) Business Days before the Scheduled Closing Date; in which case the Closing Date shall be extended to the earlier of:
     (i) three (3) Business Days after Buyer receives all required Gaming Approvals; and
     (ii) ninety (90) days after the Scheduled Closing Date (the “Extended Closing Date”); provided, further, that the Closing Date shall not be after the Extended Closing Date, unless:
(1)	Buyer deposits with the Escrow Agent an additional Eight Million Five Hundred Thousand Dollars ($8,500,000) (which amount shall thereafter be included in the Deposit for all purposes of this Agreement); and

(2)	Buyer has not received all required Gaming Approvals on or before three (3) Business Days before the Extended Closing Date; in which case the Closing Date shall be extended to the earlier of:
(A)	three (3) Business Days after Buyer receives the required Gaming Approvals; and

(B)	ninety (90) days after the Extended Closing Date.
     Section 1.5. Deliveries at Closing. The following documents will be executed and delivered by Buyer and Seller, as applicable, at or prior to the Closing:
     (a) Buyer shall deliver to Seller the certificates required by Sections 5.3(b) and (c) hereof.
     (b) Seller shall deliver to Buyer the certificates required by Sections 5.2(a), (b) and (c) hereof and the materials described in Sections 5.2(d) and (e).
     (c) Seller shall deliver to Buyer certificate(s) representing the Interests duly endorsed by Seller for transfer to Buyer or accompanied by membership interest powers for the Interests duly executed by Seller, in proper form for transfer.
     (d) Seller shall deliver to Buyer a certification, in form and substance reasonably satisfactory to Buyer, to the effect that Seller is not, and its assets are not treated as owned by, a foreign person as such term is defined in Section 1445(f)(3) of the Code.
     (e) Each party shall deliver any other documents, instruments or agreements which are reasonably requested by another party that are reasonably necessary to consummate the transactions contemplated hereby and have not previously been delivered.
     Section 1.6. Purchase Price Adjustments.
     (a) As soon as practicable but in any event within forty-five (45) days after the Closing Date, Buyer will prepare (or cause to be prepared) and deliver to Seller a statement (the “Post-Closing Statement”) showing Buyer’s calculation of Closing Cash and Closing Working Capital, including, in each case, the calculation thereof in reasonable detail. Buyer shall provide to Seller such back-up or supporting data relating to the preparation of the Post-Closing Statement and the calculations of Closing Cash and Closing Working Capital reflected thereon as Seller may reasonably request. Buyer shall also provide Seller and its officers, directors, employees, accountants, financial advisors, agents or other representatives (collectively, “Representatives”) with such reasonable access to the books, records and personnel of the Company and the Company Subsidiary, at reasonable times and upon reasonable notice, as Seller may reasonably request for the purposes of evaluating the Post-Closing Statement and Buyer’s calculations of Closing Cash and Closing Working Capital.
     (b) Seller shall, within the thirty (30) day period (the “Acceptance Period”) following receipt of such Post-Closing Statement, notify Buyer of its acceptance or non-acceptance (as the case may be) of the Post-Closing Statement and the calculation of Closing Cash and

Closing Working Capital reflected thereon. If no such notice is delivered to Buyer by Seller within the Acceptance Period, the Post-Closing Statement and the calculations of Closing Cash and Closing Working Capital reflected thereon shall be deemed to have been accepted by Seller and shall be binding thereon for all purposes of this Agreement. If the Post-Closing Statement and the calculations of Closing Cash and Closing Working Capital reflected thereon are accepted or deemed to have been accepted by Seller, then payment of any related amounts, as contemplated by this Section 1.6(b), shall be made pursuant to Sections 1.6(d) and (e) below. If Seller gives notice (a “Dispute Notice”) to Buyer within the Acceptance Period that Seller does not agree with or otherwise does not accept the calculation of Closing Cash or Closing Working Capital reflected on the Post-Closing Statement, Seller shall describe in such Dispute Notice, in reasonable detail, the basis for its disagreement. Buyer and Seller shall endeavor in good faith to resolve all such disagreements within the thirty (30) Business Day period (the “Negotiating Period”) following the delivery by Seller of such Dispute Notice.
     (c) If Buyer and Seller are unable to resolve any disagreements regarding the Post-Closing Statement and the calculations reflected thereon within the Negotiating Period, then all such disputes shall be promptly referred to Ernst & Young LLP or, if such firm declines to serve, then such other independent accounting firm as is mutually acceptable to Buyer and Seller (the “Neutral Accounting Firm”). The Neutral Accounting Firm shall be instructed only to resolve all outstanding disagreements relating to the Post-Closing Statement and the calculation of Closing Cash and Closing Working Capital reflected thereon, and shall be instructed not to otherwise investigate such matters independently. The Neutral Accounting Firm shall investigate only those items which are in dispute and shall not assign a value to any item that is (A) greater than the greatest value for such item claimed by either of Buyer or Seller or (B) lower than the lowest value for such item claimed by either of Buyer or Seller. The Neutral Accounting Firm’s determination shall be based only upon written submissions by Buyer and Seller, and not upon an independent review by the Neutral Accounting Firm. The parties shall instruct the Neutral Accounting Firm to render its determination within thirty (30) Business Days of the referral of such matter thereto, and the determination of the Neutral Accounting Firm shall be final and binding upon Buyer and Seller for all purposes of this Agreement. Neither Buyer nor Seller shall have any ex parte communications or meetings with the Neutral Accounting Firm without the prior consent of Buyer (in the case of Seller) or Seller (in the case of Buyer). The fees and expenses of the Neutral Accounting Firm shall be borne one-half by Buyer, on the one hand, and one-half by Seller, on the other hand.
     (d) Promptly following the final resolution of all disputes, if any, relating to the Post-Closing Statement calculations and amounts reflected thereon in accordance with this Section 1.6, but in no event more than five (5) Business Days thereafter, (A) if the finally-determined amount of Closing Cash exceeds the Target Closing Cash, then Buyer shall pay to Seller, by wire transfer of immediately available funds to such account or accounts as may be designated by Seller to Buyer in writing, an amount equal to such difference or (B) if the finally-determined amount of Closing Cash is less than the Target Closing Cash, then Seller shall pay to Buyer, by wire transfer of immediately available funds to such account or accounts as may be designated by Buyer to Seller in writing, an amount equal to such difference. Any amounts paid under this Section 1.6(d) shall be paid together with interest thereon at a rate per annum equal to the prime rate set forth in The Wall Street Journal’s Table of Interest Rates and Bonds on the date that payment is to be made, calculated from the Closing Date through the date on which payment is made.
     (e) Promptly following the final resolution of all disputes, if any, relating to the Post-Closing Statement calculations and amounts reflected thereon in accordance with this Section 1.6, but in no event more than five (5) Business Days thereafter, (A) if the finally-determined Closing Working Capital exceeds the Target Closing Working Capital, then Buyer shall pay to Seller, by wire transfer of immediately available funds to such account or accounts as may be designated by Seller to Buyer in writing, an amount equal to such difference or (B) if the finally-determined Closing Working Capital is less than the Target Closing Working Capital, then Seller shall pay to Buyer, by wire transfer of immediately available funds to such account or accounts as may be designated by Buyer to Seller in writing, an amount equal to such difference. Any amounts paid under this Section 1.6(e) shall be paid together with interest thereon at a rate per annum equal to the prime rate set forth in The Wall Street Journal’s Table of Interest Rates and Bonds on the date that payment is to be made, calculated from the Closing Date through the date on which payment is made.
     (f) In the event that the adjustments contemplated by Sections 1.6(d) and (e) above result in both (A) amounts owed by Buyer to Seller and (B) amounts owed by Seller to Buyer, then, in such event, whichever of Seller, on the one hand, or Buyer, on the other hand, owes the other the greater amount shall pay to such other party an amount equal to the difference between the two amounts owed.
ARTICLE II.
REPRESENTATIONS AND WARRANTIES OF SELLER
     Seller represents and warrants to Buyer, except as set forth herein and in the Disclosure Letter delivered by Seller to Buyer on the date of this Agreement (the “Seller Disclosure Letter”), as follows:
     Section 2.1. Organization of Seller, the Company and the Company Subsidiary.
     (a) Seller is duly organized, validly existing and in good standing under the laws of its state of organization and has all requisite power and authority to own, operate and lease its properties and assets and to carry on its business as now being conducted. Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect.
     (b) The Company is duly organized, validly existing and in good standing under the laws of its state of organization and has all requisite power and authority to own, operate and lease its properties and assets and to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing in the jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect. Except for the Company Subsidiary, the Company does not own the stock of, or any equity participation in, any Person. The Company owns all of the issued and outstanding membership interests in the Company Subsidiary, and other than the Company Subsidiary, has no Subsidiaries.
     (c) The Company Subsidiary is duly organized, validly existing and in good standing under the laws of its state of organization and has all requisite power and authority to own, operate and lease its properties and assets and to carry on its business as now being conducted. The Company Subsidiary is duly qualified or licensed to do business and is in good standing in the jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect. The Company Subsidiary does not own the stock of, or any equity participation in, any Person.
     (d) Seller has delivered to Buyer true and correct copies of the organizational documents of the Company and the Company Subsidiary.
     Section 2.2. Authority; No Conflict; Required Filings and Consents.
     (a) Seller has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement and to perform its obligations hereunder and the agreements contemplated hereby. The execution and delivery of this Agreement and the agreements contemplated hereby by Seller and the consummation by Seller of the transactions contemplated by this Agreement and by the agreements contemplated hereby have been duly authorized by all necessary action on the part of Seller. This Agreement has been duly executed and delivered by Seller and constitutes the valid and binding obligation of Seller, and assuming this Agreement constitutes the valid and binding obligation of Buyer, this Agreement is enforceable against Seller in accordance with its terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.
     (b) The execution and delivery of this Agreement by Seller does not, and the consummation by Seller of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the organization documents of Seller, the Company or the Company Subsidiary, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, Lease, Contract or obligation to which Seller, the Company or the Company Subsidiary is a party or by which Seller, the Company, the Company Subsidiary or any of their respective assets may be bound, (iii) subject to the governmental filings and other matters referred to in Section 2.2(c) hereof, conflict with or violate any permit, concession, franchise, license, judgment, or Law applicable to Seller, the Company, the Company Subsidiary or any of their respective assets or (iv) result in the imposition or creation of any Lien upon or with respect to the Interests, the Company, the Company Subsidiary or any of their respective assets other than a Permitted Encumbrance, except in the case of clauses (ii) and (iii) for any such breaches, conflicts, violations, defaults, terminations, cancellations, accelerations, losses or failures to obtain any such consent or waiver which (x) are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or (y) would not materially impair or delay the Closing.
     (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency, commission, gaming authority, regulatory body or other governmental authority or instrumentality, whether foreign or domestic (any such entity, a “Governmental Entity”) is required by or with respect to Seller, the Company or the Company Subsidiary in connection with the execution and delivery of this Agreement or the agreements contemplated hereby by Seller or the consummation by Seller of the transactions contemplated hereby or thereby, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), (ii) any approvals or filing of notices required under the Gaming Laws, (iii) such consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or tobacco products or the renaming or rebranding of the operations at the Property, (iv) such other filings, consents, approvals, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which the Company or the Company Subsidiary conduct any business or own any assets, the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect and (v) any consents, approvals, orders, authorizations, registrations, permits, declaration or filings required by Buyer or any of its Subsidiaries, Affiliates or key employees (including, without limitation, under the Gaming Laws).
     Section 2.3. Capitalization; Ownership of Interests.
     (a) Seller owns of record and beneficially all the issued and outstanding Interests free and clear of Liens except for the Liens set forth on Section 2.3(a) of the Seller Disclosure Letter. Seller is the sole member of the Company. As of the date of this Agreement, there are no outstanding options or other rights to purchase or receive membership interests of the Company. As of the date of this Agreement, other than the Interests, (i) there are not issued, reserved for issuance or outstanding any (A) shares of capital stock of, or other equity or voting interests in, the Company, (B) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interests in, the Company or the Company Subsidiary or (C) options, warrants or other rights to acquire from the Company any capital stock of, or other equity or voting interests in, or securities convertible into or exchangeable or exercisable for capital stock of, or other equity or voting interests in, the Company or the Company Subsidiary, (ii) there exists no obligation of the Company to issue any capital stock of, or other equity or voting interests in, or securities convertible into or exchangeable or exercisable for capital stock of, or other equity or voting interests in, the Company or the Company Subsidiary and (iii) there are no outstanding stock appreciation rights or rights to receive membership interests of the Company on a deferred basis or otherwise.

     (b) The Company owns of record and beneficially all the issued and outstanding membership interests of the Company Subsidiary (the “Subsidiary Interests”) free and clear of Liens except for the Liens set forth on Section 2.3(b) of the Seller Disclosure Letter. The Company is the sole member of the Company Subsidiary. As of the date of this Agreement, there are no outstanding options or other rights to purchase or receive membership interests of the Company Subsidiary. As of the date of this Agreement, other than the Subsidiary Interests, (i) there are not issued, reserved for issuance or outstanding any (A) shares of capital stock of, or other equity or voting interests in, the Company Subsidiary, (B) securities of the Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interests in, the Company Subsidiary or (C) options, warrants or other rights to acquire from the Company Subsidiary any capital stock of, or other equity or voting interests in, or securities convertible into or exchangeable or exercisable for capital stock of, or other equity or voting interests in, the Company Subsidiary, (ii) there exists no obligation of the Company Subsidiary to issue any capital stock of, or other equity or voting interests in, or securities convertible into or exchangeable or exercisable for capital stock of, or other equity or voting interests in, the Company Subsidiary and (iii) there are no outstanding stock appreciation rights or rights to receive membership interests of the Company Subsidiary on a deferred basis or otherwise.
     (c) All the outstanding Interests and Subsidiary Interests are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no Contracts of any kind to which the Company or the Company Subsidiary is a party or is bound that obligate the Company or the Company Subsidiary to repurchase, redeem or otherwise acquire (i)             shares of capital stock of, or other equity or voting interests in, the Company or the Company Subsidiary or (ii) options, warrants or other rights to acquire shares of capital stock of, or other equity or voting interests in, or securities convertible into or exchangeable for capital stock of, or other equity or voting interests in, the Company or the Company Subsidiary. Neither the Company nor the Company Subsidiary is a party to any voting Contract with respect to the voting of any securities of the Company or the Company Subsidiary. There are no irrevocable proxies and no voting Contracts (or Contracts to execute a written consent or a proxy) with respect to the Interests or the Subsidiary Interests or any other voting securities of the Company or the Company Subsidiary.
     (d) Assuming Buyer has the requisite power and authority to be the lawful owner of the Interests, upon delivery to Buyer at the Closing of certificates representing the Interests, duly endorsed by Seller for transfer to Buyer or accompanied by membership interest powers for the Interests duly executed by Seller, and upon Seller’s receipt of the Purchase Price, good and valid title to the Interests will pass to Buyer, free and clear of all Liens, except for Liens created by or on behalf of or claiming through or under Buyer and restrictions on the subsequent transfer of the Interests by Buyer imposed under applicable securities laws or Gaming Laws.
     Section 2.4. Financial Statements. Section 2.4 of the Seller Disclosure Letter contains a true and complete copy of the Company’s unaudited consolidated balance sheet as of December 31, 2006 and consolidated income and cash flow statements for the twelve (12) months ended December 31, 2006 (the “Unaudited Financials”). On or prior to April 12, 2007, Seller shall deliver to Buyer, a true and complete copy of the Company’s audited consolidated balance sheet as of December 31, 2006 and consolidated income and cash flow statements for the twelve (12) months ended December 31, 2006 (collectively, the “Financial Information”), which, upon delivery, shall be replace the Unaudited Financials in Section 2.4 of the Seller Disclosure Letter. The Financial Information was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to the financial statements) and fairly presented in all material respects (but without reflecting the Company as a stand alone entity) the consolidated financial position of the Company as of such date. Notwithstanding the foregoing, Buyer acknowledges that such Financial Information were prepared by Seller or its Affiliates for internal purposes and reflects allocation of some but not necessarily all costs incurred by Affiliates of Seller for its benefit.
     Section 2.5. No Undisclosed Liabilities. Except (i) as set forth in the Financial Information, (ii) for Liabilities incurred since December 31, 2006 in the Ordinary Course of Business, (iii) as set forth on Section 2.5 of the Seller Disclosure Letter, or (iv) Liabilities under Contracts that relate to obligations that have not been performed, and are not required to be performed as of the date of this Agreement, neither the Company nor the Company Subsidiary has any Liabilities which would, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect.
     Section 2.6. Taxes.
     (a) The Company and the Company Subsidiary have timely filed (taking into account any applicable extension of time within which to file) with the appropriate taxing authorities all material Tax Returns that are required to have been filed by, or with respect to, the Company or the Company Subsidiary prior to the Closing Date and have paid the Taxes required to be shown due, if any, on such Tax Returns. All such Tax Returns are true, correct and complete.
     (b) The Company and the Company Subsidiary have timely paid all Taxes that have become due and payable, and have adequately reserved in the Financial Information according to GAAP for all material Taxes payable by, or in respect of, the Company and the Company Subsidiary that have accrued through the date thereof but that were not then due and payable, except for Taxes that are both (i) being contested in good faith and (ii) disclosed in reasonable detail in Section 2.6(b) of the Seller Disclosure Letter. No Tax has been incurred by the Company or the Company Subsidiary since the date of the Financial Information other than in the Ordinary Course of Business thereof, in amounts consistent with amounts incurred in prior periods. Other than Transfer Taxes described in Section 4.9, the transactions contemplated hereby will not result in a Tax Liability to the Company or the Company Subsidiary.
     (c) The Company and the Company Subsidiary have withheld and paid over to the appropriate authorities all Taxes required to be withheld and paid over in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party.
     (d) The Company and the Company Subsidiary are, and have been since their formation, entities treated as partnerships or as disregarded entities for federal, state and local

Tax purposes, and neither the Company, the Company Subsidiary nor any Person on behalf of, or with respect to, the Company or the Company Subsidiary has made or filed an election under Treasury Regulations Section 301.7701-3 for the Company or the Company Subsidiary to be treated as an association taxable as a corporation. Neither the Company nor the Company Subsidiary is liable for the Taxes of any other Person.
     (e) There is no action, suit, proceeding, investigation, audit or claim now pending against, or with respect to, the Company or the Company Subsidiary in respect of any Tax, nor has any notice of any such action, suit, proceeding, investigation, audit or claim been received by the Company or the Company Subsidiary from any Tax authority. There is no waiver of a statute of limitations or power of attorney in effect with respect to Taxes for which the Company or the Company Subsidiary could be liable.
     (f) There are no Liens for Taxes (other than for (i) current Taxes not yet due and payable or (ii) Taxes described in Section 2.6(f) of the Seller Disclosure Letter that are being disputed in good faith) upon the assets of the Company or the Company Subsidiary.
     (g) Neither the Company nor the Company Subsidiary has engaged in any reportable transaction within the meaning of Sections 6111 and 6112 of the Code.
     (h) Seller is not, and its assets are not treated as owned by, a foreign person, as such term is defined in Section 1445(f)(3) of the Code.
     Section 2.7. Title to Personal Property; Liens. Other than in respect of Permitted Encumbrances, the Company and the Company Subsidiary have, in all material respects, good and valid title to, or to the extent applicable, an adequate leasehold interest in, their respective assets and property. Other than as disclosed in Section 2.7 of the Seller Disclosure Letter and the Vessel abstracts delivered or made available to Buyer prior to the date hereof, or that shall be delivered or made available prior to the Final Diligence Delivery Date, and Permitted Encumbrances, the Company Subsidiary has good and valid title to the Vessel free and clear of any and all Monetary Encumbrances and other Encumbrances. Other than the services provided by Seller or its Affiliates (other than the Company and the Company Subsidiary) that are set forth on Section 2.7 of the Seller Disclosure Letter, the assets and property owned or leased by the Company and the Company Subsidiary constitute all of the assets necessary for the Company and the Company Subsidiary to conduct their respective businesses as are currently being conducted. The assets and property owned or leased by the Company and the Company Subsidiary are sufficiently free of Liens to allow Seller to conduct the businesses undertaken at the Property and, other than in respect of circumstances solely related to the Buyer, to the knowledge of Seller the consummation of the transactions contemplated by this Agreement will not alter or impair such ability in any material respect.
     Section 2.8. Real Property; the Vessel; the Property.
     (a) Section 2.8(a) of the Seller Disclosure Letter identifies all real property leased by the Company and the Company Subsidiary (together with all of the Company’s and the Company’s Subsidiary’s rights, title and interest in and to all land, buildings, structures, easements, appurtenances and improvements thereon, collectively the “Real Property”). Neither the Company nor the Company Subsidiary own fee title to any real property.
     (b) The Company and the Company Subsidiary have a good and valid leasehold interest in the Real Property, free and clear of any and all Liens and Encumbrances, except for the Permitted Encumbrances and Monetary Encumbrances.
     (c) Section 2.8(c) of the Seller Disclosure Letter identifies the following: (i) true and correct copies of the documents under which the Real Property is leased or operated (together with all amendments and modification thereof, the “Ground Lease Documents”), and (ii) to the extent the Company or the Company Subsidiary subleases or licenses its interest to the Real Property to another Person, true and correct copies of the documents under which the Real Property is subleased or licensed to such Person (together with all amendments and modification thereof, the “Space Lease Documents” and, collectively with the Ground Lease Documents, the “Lease Documents”). True and correct copies of the Lease Documents have been delivered or made available, or shall be delivered or made available prior to the Final Diligence Delivery Date, for review to Buyer. The Lease Documents are unmodified and in full force and effect, and there are no other agreements, written or oral, affecting the use and occupancy of the Real Property. Neither the Company nor the Company Subsidiary, nor to the knowledge of Seller, any landlord or other party, is in material default under the Lease Documents, and, to the knowledge of Seller, no defaults (whether or not subsequently cured) by the Company or the Company Subsidiary or any landlord or other party have been alleged thereunder. Neither the Company nor the Company Subsidiary has given or received any written notice of default under any of the Lease Documents.
     (d) Except as otherwise disclosed in written materials delivered or made available to Buyer prior to the Final Diligence Delivery Date, to the knowledge of Seller, (i) the Real Property is not in violation of any applicable Laws, except for such violations which, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect; and (ii) there are no defects in the physical condition of the Real Property or the improvements located on the Real Property, except for defects which, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect.
     (e) Neither the Company nor the Company Subsidiary have received written notice of, nor does Seller have any knowledge of, any action, proceeding or litigation pending (and, to the knowledge of Seller, overtly contemplated or threatened) (i) (a) to take all or any portion of the Real Property, or any interest therein, by eminent domain, (b) to modify the zoning of, or other governmental rules or restrictions applicable to, the Real Property, or the current use thereof, or (c) for any street widening or changes in highway or traffic lanes or patterns in the immediate vicinity of the Real Property, which, in each case with respect to the items referenced in clauses (a), (b) and (c) above, would individually or in the aggregate be reasonably likely to have a Material Adverse Effect; or (ii) otherwise relating to the Real Property or the interests of the Company and the Company Subsidiary therein, which would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.
     (f) No condemnation or rezoning proceedings are pending or, to the knowledge of Seller, threatened with respect to the Real Property.

     (g) There are no options to purchase, options to lease, Contracts, commitments, letters of intent or other obligations outstanding for the sale, exchange, Encumbrance (other than Permitted Encumbrances), lease, sublease or transfer of the Real Property, or any portion thereof or interest therein except as set forth in the Lease Documents or as permitted by this Agreement.
     (h) To the knowledge of Seller, and except as otherwise disclosed in written materials previously provided, or to be provided prior to the Final Diligence Delivery Date, to Buyer, no portion of the Real Property or the roads immediately adjacent to and currently utilized to access the Real Property: (i) was the former site of any public or private landfill, dump site, retention basin or settling pond; (ii) was the former site of any oil or gas drilling operations; or (iii) was the former site of any experimentation, processing, refining, reprocessing, recovery or manufacturing operation for any petrochemicals.
     (i) There are no material Contracts with any Governmental Entity affecting the use, ownership or occupancy of the Real Property, except (i) as listed in Section 2.8(i) of the Seller Disclosure Letter, and (ii) pursuant to the Gaming Approvals.
     (j) Except as set forth on Section 2.8(j) of the Seller Disclosure Letter, neither the Company nor the Company Subsidiary has made or entered into any Contracts to sell, mortgage, pledge or hypothecate, lease, sublease, convey, alienate, transfer or otherwise dispose of or Encumber the Property or the Real Property, or any portion thereof. Neither the Property nor the Real Property is subject to any outstanding purchase options, and no Person has any right or option to acquire, or right of first refusal with respect to, the Company’s interest in the Property or the Real Property or any part thereof. The Company has obtained to date and will obtain with respect to activities conducted by the Company up to the Closing Date, all material Governmental Approvals required for the lawful operation of the Property or the Real Property.
     (k) Seller has no knowledge (i) that the Property, the Real Property or the Vessel is in material violation of any applicable Laws or that any material certificate (including, without limitation, certificate of occupancy), permit or license from any Governmental Entity having jurisdiction over the Property has not been obtained and is not in full force and effect, or of any pending threat of modification or cancellation of any of same, except in each case as would not be reasonably likely individually or in the aggregate to have a Material Adverse Effect; or (ii) of any written notice of any violation of any federal, state or municipal law, ordinance, order, regulation or requirement materially adversely affecting the Property, the Real Property or the Vessel issued by any Governmental Entity, except in each case as would not be reasonably likely to have a Material Adverse Effect.
     (l) There are no Contracts or other agreements in effect and which will remain in effect following the Closing relating to the management of the Real Property or the Property.
     (m) As of the date hereof, (i) Seller has no knowledge of any remaining work required to be performed, (ii) payments required to be made or actions required to be taken prior to the date hereof pursuant to any agreement entered into with a Governmental Entity in connection with a site approval, zoning reclassification or other similar action relating to the

Real Property or the Property (e.g., local improvement district, road improvement district) have been performed, paid or taken, as the case may be, and (iii) Seller has no knowledge of any work, payments or actions that are required after the date hereof pursuant to such agreements, other than pursuant to its Material Contracts and Gaming Approvals delivered or made available to Buyer, or to be delivered or made available to Buyer prior to the Final Diligence Delivery Date. As of the date hereof, there is no construction, renovation or restoration work underway or contemplated (or any oral or written agreement with respect to same) with respect to the Real Property or the Property other than maintenance or repair work in the Ordinary Course of Business or as disclosed on Section 2.8(m) of the Seller Disclosure Letter.
     Section 2.9. Intellectual Property. Section 2.9 of the Seller Disclosure Letter lists, as of the date hereof, all (i) Name registrations and applications and web domain urls owned by the Company and the Company Subsidiary, (ii) Name license and other agreements which are owned by the Company and the Company Subsidiary (the items described in clauses (i) and (ii), collectively, the “Purchased Intellectual Property”), and (iii) Intellectual Property licensed to the Company or the Company Subsidiary (the “Licensed Intellectual Property”). Other than the Purchased Intellectual Property, neither the Company nor the Company Subsidiary owns any Intellectual Property. The Company or the Company Subsidiary exclusively own, free and clear of any and all Encumbrances, the Purchased Intellectual Property. To the knowledge of Seller, no party to any Contract related to the Purchased Intellectual Property or the Licensed Intellectual Property is in breach or default, and to the knowledge of Seller, no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification or acceleration thereunder. Seller (a) has no knowledge that any Purchased Intellectual Property or Licensed Intellectual Property is involved in any interference, reexamination, cancellation, or opposition proceeding, or any currently pending or written threat of suit, action, or proceeding arising out of a right or claimed right of any Person with respect to any Intellectual Property right, (b) has received no written communication that Seller is using or disclosing in an unauthorized manner, infringing, or misappropriating in the conduct of the business of the Property as presently conducted the right or claimed right of any Person with respect to any Intellectual Property right which, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect, (c) has no knowledge that any of the Purchased Intellectual Property or Licensed Intellectual Property is being used or disclosed in an unauthorized manner, infringed, or misappropriated by any Person, and (d) has not entered into any agreement to indemnify any Person against any charge of unauthorized use or disclosure, infringement, or misappropriation of any Purchased Intellectual Property or Licensed Intellectual Property. Neither the Company nor the Company Subsidiary has taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Purchased Intellectual Property (including the failure to pay any filing, examination, issuance, post-registration and maintenance fees, annuities and the like and the failure to disclose any known material prior art in connection with the prosecution of patent applications).
          Section 2.10. Agreements, Contracts and Commitments. Section 2.10 of the Seller Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of, and Seller has delivered or made available to Buyer, or will deliver or make available to Buyer prior to the Final Diligence Delivery Date, true and complete copies of (collectively, the “Material Contracts”):
     (a) each Contract of the Company or the Company Subsidiary involving aggregate annual payments by or to the Company or the Company Subsidiary, of more than $50,000, other than any Contract set forth on Section 2.8(c), 2.15(b) or 2.16(a) of the Seller Disclosure Letter;
     (b) (i) all Contracts pursuant to which any Indebtedness of the Company or the Company Subsidiary is outstanding or may be incurred, (ii) all Contracts of or by the Company or the Company Subsidiary guaranteeing any debt obligations of any other person (other than the Company or the Company Subsidiary), including the respective aggregate principal amounts outstanding as of the date hereof, and (iii) all Contracts involving any “keep well” arrangements or pursuant to which the Company or the Company Subsidiary has agreed to maintain any financial statement condition of another person;
     (c) all Contracts pursuant to which the Company or the Company Subsidiary has agreed not to, or which, following the consummation of the transactions contemplated by this Agreement, could restrict the ability of Buyer, including the Company and the Company Subsidiary, to compete with any person in any business or in any geographic area or to engage in any business or other activity, including any restrictions relating to “exclusivity” or any similar requirement in favor of any person other than the Company or the Company Subsidiary or pursuant to which any benefit is required to be given or lost as a result of so competing or engaging;
     (d) all Contracts to which the Company or the Company Subsidiary is party granting any license to, or franchise in respect of, any material right, property or other asset;
     (e) all joint venture, limited liability company, partnership or other similar Contracts (including all amendments thereto) in which the Company or the Company Subsidiary holds an interest;
     (f) all Contracts with any Governmental Entity;
     (g) all Contracts with any Affiliate of the Company or the Company Subsidiary;
     (h) all Contracts that provide for employment or consulting arrangements, other than Contracts covered in clause (g); and
     (i) all Contracts that provide for any payment or accrual of benefits in connection with a change in control of the Company or the Company Subsidiary, whether in connection with the transactions contemplated by this Agreement or otherwise.
          Each of the Company and the Company Subsidiary has performed all material obligations required to be performed by it to date under each Material Contract. Each Material Contract is in full force and effect and is a legal, valid, binding and enforceable obligation of the Company or the Company Subsidiary, as the case may be, and to the knowledge of Seller, the other parties thereto, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity. None of the Company, the Company Subsidiary or, to the knowledge of Seller, any other party is in breach or violation of or in default under (nor, to the knowledge of Seller, does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Material Contract to which it is a party or by which the Company, the Company Subsidiary or any of their respective properties or other assets is bound, except for violations or defaults that individually or in the aggregate have not had and are not reasonably likely to have a Material Adverse Effect.
     Section 2.11. Litigation. As of the date hereof there is no action, suit or proceeding, claim, arbitration or investigation against or relating to Seller, the Company or the Company Subsidiary or their respective property, pending, or as to which Seller, the Company or the Company Subsidiary have received any written notice of assertion or, to the knowledge of Seller, threatened against, Seller, the Company or the Company Subsidiary or the transactions contemplated by this Agreement, before any Governmental Entity or arbitrator, except for (i) any matters listed in Section 2.11 of the Seller Disclosure Letter, and (ii) in any event all matters that individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect or materially impair or delay the Closing.
     Section 2.12. Environmental Matters. Except as that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect or as set forth on Section 2.12 of the Seller Disclosure Letter:
     (a) the Company and the Company Subsidiary have all Environmental Permits and the Environmental Permits are in full force and effect;
     (b) the Real Property and the Company’s and the Company Subsidiary’s ownership, leasing, operation and use thereof, and all other operations of the Company and the Company Subsidiary are, and since April 26, 2005 have been, in compliance with all applicable Environmental Laws;
     (c) there are no Environmental Liabilities of the Company or the Company Subsidiary;
     (d) there are no Environmental Conditions;
     (e) neither the Company nor the Company Subsidiary has received any written notices from any Governmental Entity or other Person alleging: (i) Liability or Environmental Liability under or violation of any Environmental Law related to the Real Property; (ii) responsibility for the removal, clean-up, or remediation of any Environmental Condition; (iii) any violation, or alleged violation, of any Environmental Law by the Company or the Company Subsidiary; or (iv) any Environmental Liability;
     (f) neither the Company nor the Company Subsidiary is subject to any pending or threatened enforcement or investigatory action by any Governmental Entity regarding an Environmental Condition or an Environmental Liability;

     (g) to the knowledge of Seller, no friable asbestos containing materials or polychlorinated biphenyls are contained in or stored on the Real Property and there is no pending or past claim or threatened claim relating to, or arising out of, any friable asbestos or lead containing material or exposure to or release thereof that could reasonably be expected to give rise to an Environmental Liability;
     (h) to the knowledge of Seller, no active or out-of-service underground storage tanks, or sites from which such storage tanks have been removed, or landfills, surface impoundments, waste piles or land disposal areas, exist in, at or on the Real Property, that could reasonably be expected to give rise to an Environmental Liability;
     (i) all environmental site assessment reports (including any Phase I or Phase II reports), and all investigation, remediation or compliance studies, audits, assessments or similar documents which, to the knowledge of Seller, are in the possession or control of Seller, the Company or the Company Subsidiary and relate to the environmental conditions at the Real Property or Environmental Liabilities have been delivered or made available to Buyer, or will be delivered or made available to Buyer prior to the Final Diligence Delivery Date; and
     (j) the Real Property is not subject to any current or threatened deed restriction, use restriction, institutional or engineering control or lien pursuant to any Environmental Laws.
     Section 2.13. Absence of Certain Changes or Events. Since December 31, 2006, each of the Company and the Company Subsidiary has conducted its operations in the Ordinary Course of Business in all material respects. Except as set forth on Section 2.13 of the Seller Disclosure Letter, since December 31, 2006, the Company and the Company Subsidiary have conducted their respective businesses in all material respects in the Ordinary Course of Business, and there has not been:
     (a) any event, circumstance or condition that individually or in the aggregate has had or is reasonably likely to have a Material Adverse Effect; or
     (b) any event, circumstance or condition that, if it occurred or existed after the date hereof, would be prohibited pursuant to Section 4.1 of this Agreement.
     Section 2.14. Permits; Compliance with Gaming Laws.
     (a) The Company and the Company Subsidiary and, to the knowledge of Seller, each of its respective directors, officers and Persons performing management functions similar to officers and partners, hold all permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities (including all authorizations under Gaming Laws, the Merchant Marine Act of 1920 and the Shipping Act of 1916 and Certificates of Inspection issued by the U.S. Coast Guard), necessary to conduct the business and operations conducted at the Property, each of which is in full force and effect in all material respects (the “Company Permits”). No event has occurred which permits, or upon the giving of notice or passage of time or both, would permit, revocation, non-renewal, modification, suspension, limitation or termination of any of the Company Permits that currently are in effect, the loss of which either, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect. The Vessel is duly documented in the name of the Company Subsidiary in the records maintained by the U.S. Coast Guard’s National Vessel Documentation Center. Throughout the period of time the Company and/or the Company Subsidiary has owned the Vessel, the Company and/or the Company Subsidiary has been and remains a citizen of the United States within the meaning of Section 2 of the Shipping Act of 1916, as amended, entitled to own and operate the Vessel in the coastwise trade, and is now eligible to document a U.S. flag vessel under 46 USC 12103. The Company and the Company Subsidiary and, to the knowledge of Seller, its respective directors, officers, key employees and Persons performing management functions similar to officers and partners, are in compliance with the terms of the Company Permits, except for such failures to comply that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. Since April 26, 2005, the Company and the Company Subsidiary have conducted their respective businesses in accordance with all applicable Laws, except for possible violations which, individually or in the aggregate, do not and would not be reasonably likely to have a Material Adverse Effect. None of Seller, the Company or the Company Subsidiary has received a notice of any investigation or review by any Governmental Entity that is pending, and, to the knowledge of Seller, no investigation or review is threatened, nor has any Governmental Entity indicated any intention to conduct the same, other than those the outcome of which would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.
     (b) Except as set forth on Section 2.14(b) of the Seller Disclosure Letter, neither the Company nor the Company Subsidiary nor, to the knowledge of Seller, any of its respective directors, officers, key employees or Persons performing management functions similar to officers or partners has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity since April 26, 2005 under, or relating to any violation or possible violation of any Gaming Laws related to actions or inactions at the Property which did or would be reasonably likely to result in fines or penalties of $50,000 or more. To the knowledge of Seller, there are no facts, which if known to the regulators under the Gaming Laws would be reasonably likely to result in the revocation, limitation or suspension of a material license, finding of suitability, registration, permit or approval related to the Property under the Gaming Laws.
     Section 2.15. Personnel; Labor Matters.
     (a) Seller has provided or made available to Buyer, or will provide or make available to Buyer prior to the Final Diligence Delivery Date, a list setting forth (i) as of a date not more than ten (10) days prior to the date hereof, the job titles (or positions held) of each of the Employees and (ii) as of a date not more than ten (10) days prior to the date hereof, the current annual base salary (or hourly rate) and most recent bonus paid.
     (b) As of the date of this Agreement and except as set forth on Section 2.15(b) of the Seller Disclosure Letter, with respect to the Employees: (i) there are no employees who are represented by a union in their capacity as employee of the Company or the Company Subsidiary, and to Seller’s knowledge there is no union organizing activity with respect to any such employment with Seller; (ii) neither the Company nor the Company Subsidiary is party to any collective bargaining agreement, agreement to assume a collective bargaining agreement, letter of understanding, recognition agreement, card check agreement, or neutrality agreement with any union (collectively “Labor Agreements”); (iii) there are no pending material arbitrations, material demands for arbitration or grievances, or appeals from a material arbitration under any Labor Agreements; (iv) there are no unfair labor practice charges, complaints, or proceedings pending against the Company or the Company Subsidiary, or filed by the Company or the Company Subsidiary, before, or on appeal from, the National Labor Relations Board, or any other labor relations governmental body; (v) there are no pending representation petitions or proceedings, de-certification petitions or proceedings, de-authorization petitions or proceedings pending against the Company or the Company Subsidiary, or filed by the Company or the Company Subsidiary, before, or on appeal from, the National Labor Relations Board, or any other labor relations governmental body; (vi) there are no pending or scheduled negotiations with any union; and (vii) there are no strikes, slowdowns, work stoppages, picketing, union boycotts, or lockouts (collectively “Labor Disruptions”), or, to the knowledge of Seller, threats of Labor Disruptions.
     (c) All individuals who are performing consulting or other services for the Company or the Company Subsidiary are or were correctly classified as either “independent contractors” or “employees,” as the case may be, and, at the Closing Date, will qualify for such classification with immaterial exceptions.
     (d) Section 2.15(d) of the Seller Disclosure Letter sets forth a list of all Employee grievances filed with the Company or the Company Subsidiary since January 1, 2006. There are no pending or, to the knowledge of Seller, threatened Employee grievances, other than those set forth in Section 2.15(d) of the Seller Disclosure Letter.
     Section 2.16. Employee Benefits.
     (a) Section 2.16(a) of the Seller Disclosure Letter sets forth an accurate and complete list of all (i) “employee welfare benefit plans,” within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder (“ERISA”); (ii) “employee pension benefit plans,” within the meaning of Section 3(2) of ERISA; and (iii) bonus, change of control or sale bonus, stock option, stock purchase, restricted stock, incentive, fringe benefit, profit-sharing, pension or retirement, deferred compensation, medical, life insurance, disability, accident, salary continuation, severance, accrued leave, vacation, sick pay, sick leave, supplemental retirement and unemployment benefit plans, programs, arrangements, commitments, practices and/or Contracts (whether or not insured and whether or not written) that are sponsored, established, maintained, contributed to or required to be contributed to for or in respect of employees of the Company or the Company Subsidiary (the “Employees”), or with respect to which the Company could have any Liability (contingent or otherwise) (all of the foregoing plans, programs, arrangements, commitments, practices and Contracts referred to in (i), (ii) and (iii) above are referred to, as it relates to the Company and the Company Subsidiary, the “Company Benefit Plans”).
     (b) True and complete copies of each of the following documents have been delivered or made available by Seller to Buyer, or will be delivered or made available by Seller to Buyer prior to the Final Diligence Delivery Date: (i) each Company Benefit Plan, together with all amendments thereto and related trust documents and amendments thereto, (ii) the most recent Forms 5500 and all schedules thereto and the most recent actuarial report, if any, (iii) the most recent Internal Revenue Service (the “IRS”) determination letter, if applicable, and (iv) summary plan descriptions, if applicable. For each Multiemployer Plan (as defined below), a copy of the most recently available estimate of withdrawal Liability from the sponsor or administrator of such Multiemployer Plan has been delivered or made available to Buyer prior to the Final Diligence Delivery Date.
     (c) With respect to each Company Benefit Plan (other than any “multiemployer plan” within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”)): (i) such plan has received a determination letter from the Internal Revenue Service stating that it so qualifies and that its trust is exempt from taxation under Section 501(a) of the Code, and to the knowledge of Seller nothing has occurred since the date of such determination that could reasonably be expected to result in the loss of such qualification or exempt status; (ii) such plan has been administered and operated in all material respects in accordance with its terms and applicable Law (including ERISA and the Code, and all rules and regulations promulgated thereunder); (iii) to the knowledge of Seller, no fiduciary has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such plan; (iv) to the knowledge of Seller no disputes are pending or threatened by any governmental agency or authority or by any participant or beneficiary against any such plan, the assets of any trust under any such plan or the applicable plan sponsor or the plan administrator, or against any fiduciary of any such plan with respect to the design or operation of such plan, other than routine claims for benefits thereunder; (v) to the knowledge of Seller no non-exempt prohibited transaction (within the meaning of Section 406 of ERISA) has occurred that gives rise to or might reasonably be expected to give rise to material Liability on the part of Seller or any ERISA Affiliate; and (vi) all contributions required to be made by or under any such plan (or trust or fund established thereunder or in connection therewith) or any related collective bargaining agreement as of the date hereof (taking into account any extensions of time for the making of such contributions) have been made in full. For purposes hereof, “ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) that would be treated as a member of the controlled group including the Company or the Company Subsidiary under Section 414 of the Code or Section 4001(a)(14) of ERISA.
     (d) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has, since January 1, 2005, been operated in good faith compliance with Section 409A and the proposed regulations thereunder, or Notice 2005-1.
     (e) Except as set forth in Section 2.16(e) of the Seller Disclosure Letter, none of the Company, the Company Subsidiary or any ERISA Affiliate has ever sponsored, maintained or contributed to, nor has it incurred any Liability (contingent or otherwise) with respect to, any Multiemployer Plan. Except with respect to any Multiemployer Plan, (i) none of the Company Benefit Plans or any trust established thereunder has incurred any accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the Company Benefit Plans, (ii) no contribution failure has occurred with respect to any

Company Benefit Plan sufficient to give rise to a lien under Section 302(f) of ERISA, (iii) all premiums due and payable to the PBGC with respect to any Company Benefit Plan subject to Title IV of ERISA have been paid in full, and (iv) the funded status of each Company Benefit Plan subject to Title IV of ERISA as reflected in the most recent actuarial report for such plan delivered to Buyer is accurate in all material respects and each such report fairly presents, in all material respects, the funded status of each such plan on the basis set forth therein.
     (f) No Company Benefit Plan that is an employee welfare benefit plan provides for continuing benefits or coverage after termination or retirement from employment, except for COBRA rights under a “group health plan” as defined in Section 4980B(g) of the Code and Section 607 of ERISA, and each Company Benefit Plan that is a group health plan complies with the applicable requirements of Section 4980B(f) of the Code.
     (g) Neither the Company nor the Company Subsidiary nor any ERISA Affiliate has incurred any material Liability pursuant to Title IV of ERISA as a result of any of them being treated as a single employer, within the meaning of Section 414(b) of the Code or Section 4001(a)(14) of ERISA, with any other trade or business, and to the knowledge of Seller, no facts exist which could reasonably form the basis for any such material Liability.
     Section 2.17. Brokers. None of Seller, the Company or the Company Subsidiary nor any of their respective Representatives have employed any broker, financial advisor or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement, except as set forth in Section 2.17 of the Seller Disclosure Letter and the fees and expenses of which will be paid by the Seller.
     Section 2.18. Minimum Cash. As of the Closing Date, the Property will have an amount of House Funds at least equal to the minimum amount required by applicable Gaming Laws.
     Section 2.19. Insurance. Section 2.19 of the Seller Disclosure Letter sets forth a true and complete list of all casualty, directors’ and officers’ liability, general liability, product liability, employment practices liability, marine, workers’ compensation, Jones Act and all other types of insurance maintained with respect to the Company or the Company Subsidiary, together with the carriers, liability limits and deductibles or self-insured retentions for each such policy. All such policies are in full force and effect and no application therefor included a material misstatement or omission. All premiums with respect thereto have been paid to the extent due. No notice of cancellation, termination or reduction of coverage has been received with respect to any such policy. No claim currently is pending under any such policy involving an amount in excess of $100,000. Section 2.19 of the Seller Disclosure Letter identifies which insurance policies are “occurrence” or “claims made” and which Person is the policy holder.
     Section 2.20. Affiliate Interests and Transactions.
     (a) Except as set forth in Section 2.20(a) of the Seller Disclosure Letter, no Affiliate of the Company or the Company Subsidiary: (i) owns, directly or indirectly, any equity or other financial or voting interest in any competitor in the “Chicagoland” market, supplier, licensor, lessor, distributor, independent contractor or customer of the Company or the

Company Subsidiary or their respective businesses; (ii) owns or has owned, directly or indirectly, or has or has had any interest in any property (real or personal, tangible or intangible) that the Company or the Company Subsidiary uses or has used in or pertaining to the business of the Company or the Company Subsidiary; (iii) has or has had any business dealings or a financial interest in any transaction with the Company or the Company Subsidiary or involving any assets or property of the Company or the Company Subsidiary, other than business dealings or transactions conducted in the Ordinary Course of Business at prevailing market prices and on prevailing market terms; or (iv) except for directors and officers who are not otherwise Affiliates of the Company or the Company Subsidiary, is or has been employed by the Company or the Company Subsidiary.
     (b) Except as set forth in Section 2.20(b) of the Seller Disclosure Letter, there are no outstanding notes payable to, accounts receivable from or advances by the Company or the Company Subsidiary to, and neither the Company nor the Company Subsidiary is otherwise a debtor or creditor of, or has any Liability or other obligation of any nature to, any Affiliate of the Company or the Company Subsidiary.
     Section 2.21. Vessel.
     (a) Except as set forth on Section 2.21(a) of the Seller Disclosure Letter, neither the Company nor the Company Subsidiary has made or entered into any Contracts to sell, mortgage, pledge or hypothecate, lease, sublease, convey, alienate, transfer, charter or otherwise dispose of or Encumber the Vessel or any portion thereof. Except as set forth on Section 2.21(a), the Vessel is not subject to any notice of claim of lien or preferred mortgage of record with the National Vessel Documentation Center, and maritime liens affecting the Vessel, if any, are limited to liens for necessaries incurred in the Ordinary Course of Business for which payment is not delinquent and which do not exceed $50,000 in the aggregate. The Vessel is not subject to any outstanding purchase options, and no Person has any right or option to acquire, or right of first refusal with respect to, the Company Subsidiary’s interest in the Vessel or any part thereof. The Company and/or the Company Subsidiary have obtained to date and will obtain with respect to activities conducted by the Company or the Company Subsidiary up to the Closing Date, all material Governmental Approvals required for the lawful operation of the Vessel.
     (b) There are no Contracts or other agreements in effect and which will remain in effect following the Closing relating to the management of the Vessel.
     (c) As of the date hereof, (i) all payments required to be made or actions required to be taken prior to the date hereof pursuant to any agreement entered into with a Governmental Entity in connection with a site approval, zoning reclassification or other similar action relating to the Vessel have been performed, paid or taken, as the case may be, and (ii) Seller has no knowledge of any work, payments or actions that are required after the date hereof pursuant to such agreements, other than pursuant to its Material Contracts and Gaming Approvals delivered or made available to Buyer, or to be delivered or made available to Buyer prior to the Final Diligence Delivery Date. As of the date hereof, there is no construction, renovation or restoration work underway or contemplated (or any oral or written agreement with respect to same) with respect to the Vessel other than maintenance or repair work in the Ordinary Course of Business or as disclosed on Section 2.21(c) of the Seller Disclosure Letter.
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF BUYER
     Buyer represents and warrants to Seller, except as set forth herein and in the Disclosure Letter delivered by Buyer to Seller on the date of this Agreement (the “Buyer Disclosure Letter”), as follows:
     Section 3.1. Organization. Buyer is duly organized, validly existing and in good standing under the laws of Nevada and has all requisite corporate power and authority to carry on its business as now being conducted. Buyer is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not materially impair or delay the Closing.
     Section 3.2. Authority; No Conflict; Required Filings and Consents.
     (a) Buyer has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the agreements contemplated hereby have been duly authorized by all necessary action on the part of Buyer. Upon receipt of the approval of the Board of Directors of Buyer, which approval shall be obtained on or prior to the Due Diligence Date unless this Agreement is terminated pursuant to Section 6.1(g), the consummation by Buyer of the transactions contemplated by this Agreement and by the agreements contemplated hereby shall have been duly authorized by all necessary action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.
     (b) Except as set forth in Section 3.2(b) of the Buyer Disclosure Letter, the execution and delivery of this Agreement by Buyer does not, and the consummation by Buyer of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the articles of incorporation, bylaw or other organizational document of Buyer, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, Contract or obligation to which Buyer is a party or by which any of them or any of its properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 3.2(c) hereof, conflict with or violate any permit, concession, franchise, license, judgment, or Law applicable to Buyer or any of its or their properties or assets, except in the case of clauses (ii) and (iii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations which would not materially impair or delay the Closing.
     (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Buyer in connection with the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the transactions contemplated hereby, except for (i) the filing of the pre-merger notification report under the HSR Act, (ii) any approvals or filing of notices required under the Gaming Laws, the Exchange Act or the regulations of the NASDAQ stock market, (iii) such consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or tobacco or the renaming or rebranding of the operations at the Property, (iv) such other filings, consents, approvals, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which Buyer conducts any business or owns any assets, the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to materially impair or delay the Closing and (v) any consents, approvals, orders, authorizations, registrations, permits, declarations or filings required by Seller, the Company or the Company Subsidiary, or their respective Affiliates or key employees (including, without limitation, under the Gaming Laws).
     Section 3.3. Brokers. Neither Buyer nor any of its Representatives have employed any broker, financial advisor or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement, except as set forth on Section 3.3 of the Buyer Disclosure Letter and the fees and expenses of which will be paid by Buyer.
     Section 3.4. Financing. On the Closing Date, Buyer will have internal funds and/or available lines of credit or other sources of funding in an amount sufficient to enable Buyer to pay the Purchase Price and all fees and expenses necessary or related to the consummation of the transactions contemplated by this Agreement.
     Section 3.5. Licensability. Except as set forth in Section 3.5 of the Buyer Disclosure Letter, neither Buyer, nor any of its officers, directors, principals or Affiliates which may reasonably be considered in the process of determining the suitability of Buyer (any such Persons, the “Licensing Affiliates”) has ever been denied, or had revoked, a gaming license by a Governmental Entity or Gaming Authority. Buyer and each of its Licensing Affiliates which are licensed (collectively, the “Licensed Parties”) are in good standing in each of the jurisdictions in which the Licensed Parties owns or operates gaming facilities. There are no facts, which if known to the regulators under the Gaming Laws, would (a) be reasonably likely to result in the denial, revocation, limitation or suspension of a gaming license or (b) result in a negative outcome to any finding of suitability proceedings currently pending, or under the suitability proceedings necessary for the consummation of this Agreement.
     Section 3.6. Compliance with Gaming Laws.

     (a) Each of the Licensed Parties, and to Buyer’s knowledge, each of the Licensed Parties’ directors, officers, key employees and Persons performing management functions similar to officers and partners hold all permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities under the Gaming Laws necessary to conduct the business and operations of the Licensed Parties, each of which is in full force and effect in all material respects (the “Buyer Permits”) and no event has occurred which permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Buyer Permit that currently is in effect the loss of which either, individually or in the aggregate, would be reasonably likely to materially impair or delay the Closing. Each of the Licensed Parties, and to the knowledge of Buyer, each of the Licensed Parties’ directors, officers, key employees and Persons performing management functions similar to officers and partners are in compliance with the terms of the Buyer Permits, except for such failures to comply, which singly or in the aggregate, would, individually or in the aggregate, be reasonably likely to materially impair or delay the Closing. Neither Buyer nor any of its Licensing Affiliates has received notice of any investigation or review by any Governmental Entity under any Gaming Law with respect to Buyer or any of its Licensing Affiliates that is pending, and, to the knowledge of Buyer, no investigation or review is threatened, nor has any Governmental Entity indicated any intention to conduct the same, other than those the outcome of which would not impair or delay the Closing.
     (b) Except as set forth in Section 3.6(b) of the Buyer Disclosure Letter, no Licensed Parties, and no director, officer, key employee or partner of the Licensed Parties has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity in the past three (3) years under, or relating to any violation or possible violation of any Gaming Laws which did or would be reasonably likely to result in fines or penalties of Fifty Thousand Dollars ($50,000) or more. To the knowledge of Buyer, there are no facts, which if known to the regulators under the Gaming Laws could reasonably be expected to result in the revocation, limitation or suspension of a material license, finding of suitability, registration, permit or approval of the Licensed Parties, or any of their officers, directors, key employees or Persons performing management functions similar to an officer or partner, or limited partner under any Gaming Laws. No Licensed Parties, and no officer, director, key employee or Person performing management function similar to an officer or partner of the Licensed Parties, has suffered a suspension or revocation of any Buyer Permit held under the Gaming Laws.
     Section 3.7. Litigation. As of the date hereof, there are no actions, claims, suits or proceedings pending or, to the knowledge of Buyer, threatened against Buyer before any Governmental Entity, which, if determined adversely, could prevent or materially delay Buyer from completing any of the transactions contemplated by this Agreement.
     Section 3.8. No Distribution. The Interests being acquired by Buyer hereunder are being acquired for Buyer’s own account, for investment only and not with a view to any public distribution thereof, and Buyer shall not offer to sell or otherwise dispose of the Interests so acquired by it in violation of any of the registration requirements of the Securities Act, and the rules and regulations promulgated thereunder. Buyer acknowledges that Seller has informed it that the Interests have not been registered under the Securities Act and may not be sold until they have been registered or an exemption from such registration is available.
ARTICLE IV.
COVENANTS
     Section 4.1. Conduct of Business of Seller. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, subject to the limitations set forth below, Seller agrees (except to the extent contemplated by this Agreement or to the extent that Buyer shall otherwise consent in writing, such consent not to be unreasonably withheld, conditioned or delayed) to carry on the business of the Company and the Company Subsidiary in the Ordinary Course of Business, to pay its debts and Taxes when due (subject to good faith disputes over such debts or Taxes), to continue to make maintenance capital expenditures in the Ordinary Course of Business and consistent with the Cap Ex Plan (as defined below), to market and promote the Property in the Ordinary Course of Business, and, to the extent consistent with the operation of the Property in the Ordinary Course of Business, use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, employees, suppliers, distributors, and others having business dealings with it. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or as disclosed on Section 4.1 of the Seller Disclosure Letter, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, without the written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller agrees that the Company and the Company Subsidiary shall not:
     (a) sell, pledge, lease, license, dispose of, grant, Encumber or otherwise authorize the sale, pledge, lease, license, disposition, grant or Encumbrance of any of its property or assets, except for (i) sales of current assets in the Ordinary Course of Business in connection with operation of the Property or (ii) sales of equipment and other non-current assets in the Ordinary Course of Business in connection with operation of the Property;
     (b) (i) split, combine or classify its capital stock, or (ii) purchase, redeem or otherwise acquire any shares of capital stock or other securities of the Company or the Company Subsidiary or any warrants, options or other rights to acquire any such shares or other securities;
     (c) incur any material Liabilities, except in the Ordinary Course of Business;
     (d) violate, modify, amend or terminate any of the Material Contracts or waive, release or assign any material rights or claims, except in the Ordinary Course of Business or as required by applicable Law;
     (e) cause or permit any of its property or assets to be subjected to a Lien or Encumbrance, other than Permitted Encumbrances;

     (f) fail to maintain its existing insurance coverage of all types (however, in the event any such coverage shall be terminated or lapse, to the extent available at reasonable cost, the Company may procure substantially similar substitute insurance policies which in all material respects are in at least such amounts and against such risks as are currently covered by such policies);
     (g) make any changes to advertising or marketing plans or activities of the Company or the Company Subsidiary, other than in the Ordinary Course of Business;
     (h) terminate any of the Employees, except in the Ordinary Course of Business;
     (i) transfer any of the Employees to properties, casinos or hotels owned or operated by Seller’s Affiliates (other than the Property);
     (j) authorize or make capital expenditures in the aggregate in excess of the Company’s capital expenditure plan as of the date of this Agreement, a copy of which is set forth in Section 4.1(j) of the Seller Disclosure Letter (the “Cap Ex Plan”);
     (k) close or shut down the Property, except for such closures or shutdowns which are (i) required by action, order, writ, injunction, judgment or decree or otherwise required by Law, or (ii) due to acts of God or other force majeure events;
     (l) enter into any Contract, or series of related Contracts which (i) expires after the one year anniversary of the date of this Agreement (unless such Contract can be terminated on thirty (30) days’ notice or less without cause and without the payment of any consideration for early termination) or (ii) regardless of length, has not been provided for in the budget of the Company or the Company Subsidiary delivered or made available to Buyer prior to the Final Diligence Delivery Date and involves aggregate consideration in excess of $10,000 per month, (iii) is between the Company or the Company Subsidiary and any Affiliates of Seller, (iv) contains any restrictions on the operations of the Property following the Closing or (v) would constitute a Material Contract pursuant to the terms of this Agreement, including, without limitation, any Labor Agreements; provided, however, that the Company or the Company Subsidiary may enter into the following agreements without any consent from Buyer: (A) any advance booking contract encompassing the time period up to and including the one year anniversary of the date of this Agreement which does not involve a room block commitment in excess of five hundred (500) room nights; and (B) purchase orders in the Ordinary Course of Business;
     (m) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other equity or voting interests or any securities convertible into, or exchangeable for, or any warrants, options or other rights to acquire or receive, any such shares, interests or securities or any “phantom” stock, “phantom” stock rights or awards, stock appreciation rights, or stock-based performance units;
     (n) amend or propose to amend the organizational documents of the Company or the Company Subsidiary;

     (o) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of a material amount of assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than in the Ordinary Course of Business;
     (p) grant to any Employee any material increase in (i) compensation, bonus or other benefits or (ii) severance or termination pay, in each case, except (A) as required by any Company Benefit Plan as in effect on the date of this Agreement, (B) increases in cash compensation in the Ordinary Course of Business and (C) solely in respect of any director or officer of the Company or the Company Subsidiary, in accordance with the Company’s annual performance appraisal process;
     (q) (i) enter into, amend or terminate any Company Benefit Plan unless the effect thereof would be neither material nor adverse to the Company or the Company Subsidiary or (ii) accelerate, fund or secure the vesting or payment of compensation or benefits under any Company Benefit Plan, in each case except for the entry into of employment agreements with new hires in the Ordinary Course of Business or as required by any Company Benefit Plan as in effect on the date of this Agreement;
     (r) except as required by GAAP or applicable Law, make a change in its fiscal year, revalue any of its material assets or make material changes in financial or Tax accounting methods, principles or practices;
     (s) make any material election with respect to Taxes (other than elections that are consistent with past practice), including any election to treat the Company or the Company Subsidiary other than as a disregarded entity for federal, state and other applicable income Tax purposes, enter into any settlement or compromise of any material Tax Liability or refund, or amend any material Tax Return;
     (t) amend, modify, extend or terminate any of the Lease Documents, or otherwise enter into any Contract or other agreement affecting the Real Property, the Vessel or the Property or any interests therein (other than removing, as of the Closing, the Company and the Company Subsidiary as parties to the Unitary Lease in accordance with Section 4.19 hereof) and taking the actions required by Section 4.19;
     (u) incur any obligation or Liability to, or enter into or agree to enter into any transaction with or for the benefit of, any Affiliate of the Company or the Company Subsidiary other than in the Ordinary Course of Business;
     (v) forgive or cancel any Indebtedness not in the Ordinary Course of Business;
     (w) alter the redemption or point award aspects of any of the Company’s frequent player award programs in any manner that is materially different from the Company’s current policies or promotions it has implemented on a regular basis, except in the Ordinary Course of Business;

     (x) reduce, or otherwise modify in a materially adverse manner, the Company’s policies, standards and procedures for the issuance of credit to its customers, except in the Ordinary Course of Business; or
     (y) agree, whether or not in writing, to do any of the foregoing, or to authorize or announce an intention to do any of the foregoing.
     Section 4.2. Cooperation; Notice; Cure. Subject to compliance with applicable Law (including, without limitation, antitrust Laws and Gaming Laws), from the date hereof until the Closing, Seller and Buyer shall confer on a regular and frequent basis with one or more Representatives of the other party to report on the general status of ongoing operations of the Property. Seller shall promptly notify Buyer, and Buyer shall promptly notify Seller in writing of, and will use commercially reasonable efforts to cure before the Closing Date, any event, transaction or circumstance, as soon as practical after it becomes known to such party, that causes or will cause any covenant or agreement of Seller or of Buyer under this Agreement to be breached in any material respect or that renders or will render untrue in any material respect any representation or warranty of Seller or Buyer contained in this Agreement. Nothing contained in Section 4.1 hereof shall prevent Seller from giving such notice, using such efforts or taking any action to cure or curing any such event, transaction or circumstance. No notice given pursuant to this Section 4.2 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein.
     Section 4.3. No Solicitation.
     (a) During the period beginning on the date hereof and ending on the earlier of the Closing Date and the termination of this Agreement in accordance with Section 6.1 hereof, Seller shall not, directly or indirectly, through any of its Representatives or Affiliates (i) solicit, encourage, facilitate or initiate any inquiries or proposals that constitute, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in negotiations or discussions with any Person (or group of Persons) other than Buyer or its respective Affiliates concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal or (iii) enter into an agreement for an Acquisition Proposal.
     (b) As of date hereof, Seller shall, and shall cause its Representatives and Affiliates to, (i) cease immediately and cause to be terminated any and all existing discussions or negotiations with any parties conducted heretofore with respect to an Acquisition Proposal and (ii) exercise any rights under a confidentiality agreement or similar agreement to request that any non-public information provided by Seller or its Representatives to any third party (other than Buyer) in connection with an Acquisition Proposal (including any analysis, extracts or summaries thereof) be destroyed or returned to Seller to the extent permitted under any such confidentiality agreement.
     (c) From the date hereof until the Closing Date, other than those Employees set forth on Section 4.3(c) of the Seller Disclosure Letter, Seller shall not transfer any Employees to any other property owned or operated by Seller or any of Seller’s Affiliates without Buyer’s prior written consent, and for a period of one (1) year from the Closing Date, Seller shall not solicit the employment of any Employee unless such Employee is terminated by Buyer, the Company or the Company Subsidiary after the Closing Date; provided, however, that Seller may engage in general employment advertising or solicitation not specifically targeting any Employee and may employ Persons responding to such general employment advertising or solicitation and Persons who seek employment with Seller or any of its Affiliates without solicitation.
     Section 4.4. Employee Matters.
     (a) For a period of one year following the Closing Date, Buyer or one or more of their respective Affiliates will provide current Employees (other than those employees covered by a collective bargaining agreement) as of the Closing Date who continue employment with Buyer or one of its Affiliates (“Continuing Employees”) with cash compensation that is no less favorable in the aggregate than that provided by Seller and/or the Company and in effect at the Closing Date. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement, express or implied, shall confer upon any employee of the Company or the Company Subsidiary, or legal Representative or beneficiary thereof, any rights or remedies, including any right to continuing employment for any specified period or compensation or benefits of any nature or kind whatsoever, unless otherwise provided by applicable Law, and nothing in Agreement shall alter the at-will employment status of any such employee. In addition, nothing in this Agreement shall require Buyer or any of its Affiliates (including, after the Closing, the Company and the Company Subsidiary) to maintain or continue any of the Company Benefit Plans for any specified period.
     (b) To the extent permitted by applicable Law, for all purposes under the employee benefit plans of Buyer and its Affiliates providing benefits to any Continuing Employees after the Closing Date (the “Post-Closing Plans”), each Continuing Employee will be credited with his or her years of service with the Company and its Affiliates before the Closing Date (including predecessor or acquired entities or any other entities for which the Company and its Affiliates have given credit for prior service), to the same extent as such Continuing Employee was entitled, before the Closing Date, to credit for such service under the corresponding Company Benefit Plan, if any, except for purposes of benefit accrual under defined benefit pension plans, for any purpose where service credit for the applicable period is not provided to participants generally, and to the extent such credit would result in a duplication of accrual of benefits. In addition, and without limiting the generality of the foregoing, to the extent permitted by applicable Law, (i) each Continuing Employee immediately will be eligible to participate, without any waiting time, in any and all Post-Closing Plans to the extent coverage under such Post-Closing Plan replaces coverage under a similar or comparable Company Benefit Plan in which such Continuing Employee participated immediately before the Closing Date (such plans, collectively, the “Pre-Closing Plans”), (ii) for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Buyer will cause all pre-existing condition exclusions and actively-at-work requirements of such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any similar or comparable Company Benefit Plan, and (iii) Buyer will cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Pre-Closing Plan ending on the date such Continuing Employee’s participation in the corresponding Post-Closing Plan begins to be taken into account under such Post-Closing Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Post-Closing Plan.
     Section 4.5. Access to Information and the Property.
     (a) Upon reasonable notice, subject to applicable Law, including without limitation, antitrust Laws and Gaming Laws, Seller shall (and shall cause the Company and the Company Subsidiary and their respective Representatives, to) provide Buyer’s Representatives with reasonable access and cooperation, during normal business hours during the period from the date hereof to the Closing, to the Property, including without limitation, access and cooperation with respect to (1) its data center facilities for hardware and software deployment, training, testing and pre-cutover systems engineering to facilitate a timely systems transition at the Transfer Time of the Company’s operating functions, including payroll, general ledger and other accounting functions, and (2) all its personnel, properties, books, Contracts and records, and, during such period, Seller shall furnish promptly to Buyer (x) all unaudited monthly financial information in the form filed with the Indiana Gaming Commission, (y) to the extent otherwise prepared, unaudited consolidated financial information with respect to each quarterly fiscal period ended more than 45 days prior to the Closing Date and (z) all other information concerning the business and operation of the Property and the Employees as Buyer may reasonably request and Buyer shall have the right to reasonable office or other space at the Property for transition purposes for the period commencing on the Due Diligence Date until the earlier of the Closing Date or the date upon which this Agreement is terminated pursuant to Section 6.1 (collectively, the “Inspection”); provided, however, that (i) Buyer shall provide Seller with at least twenty-four (24) hours’ prior written notice of any Inspection; (ii) if Seller so requests, Buyer’s Representatives shall be accompanied by a Representative of Seller; (iii) Buyer shall not initiate contact with Employees or other Representatives of the Company or the Company Subsidiary other than Seller’s Representatives set forth on Section 4.5 of the Seller Disclosure Letter without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed (and, at Seller’s option, one of Seller’s Representatives, an employer’s Representative or other agent of Seller shall be present at all Inspections); (iv) Buyer’s Representatives shall not be entitled to perform any physical testing of any nature with respect to any portion of the Property without Seller’s prior written consent (which consent may not be unreasonably withheld, conditioned or delayed, provided that such consent may be withheld if in the reasonable judgment of Seller’s Representatives such testing would materially interfere with the operation of the business conducted at the Property); (v) Buyer shall not materially interfere with the operation of the business conducted at the Property; and (vi) Buyer shall, at its sole cost and expense, promptly repair any physical damage to the Property or any other property owned by a Person other than Buyer arising from or caused by Inspection, and restore the Property or such other third-party property to substantially the same condition as existed prior to such Inspection, and shall indemnify, defend and hold harmless Seller and its Affiliates from and against any personal injury or physical property damage claims, liabilities, judgments or expenses (including reasonable attorneys’ fees) incurred by any of them arising or resulting therefrom. Buyer will hold and cause its Representatives to hold any such information furnished to it by Seller which is nonpublic in confidence in accordance with the confidentiality agreement dated March 26, 2007, between Seller and Buyer (the “Confidentiality Agreement”); provided, however, that subsequent to the Closing Date, the terms of the Confidentiality Agreement shall survive only with respect to Information (as defined in the Confidentiality Agreement) provided with respect to the Seller or its Affiliates, other than the Company or the Company Subsidiary, and that after the Closing Date, the Confidentiality Agreement shall no longer apply to any Information (as defined in the Confidentiality agreement) provided in respect of any other matters, including, without limitation, the Property. The Confidentiality Agreement, as modified by the immediately preceding sentence, shall survive the Closing or the termination of this Agreement pursuant to Section 6.1 and continue in full force and effect thereafter. No information or knowledge obtained in any investigation pursuant to this Section 4.5 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the transactions contemplated herein, unless such information is disclosed in a supplement to the Seller Disclosure Letter in accordance with Section 4.25.
     (b) Following the Closing, (x) to the extent reasonably necessary for Seller to pursue any suit, claim, action, proceeding or investigation relating to claims in connection with this Agreement and the transactions contemplated hereby, upon reasonable notice, Buyer shall (and shall cause the Company and the Company Subsidiary and their respective Representatives, to) provide Seller and its Affiliates and Representatives, during normal business hours and on reasonable notice, with reasonable access (including duplicating rights) and cooperation with respect to all of Buyer’s personnel, properties, books, contracts, commitments and records related solely to the Company and the Company Subsidiary and (y) for a period of two (2) months commencing on the Closing Date, Seller shall have the right to reasonable office or other space at the Property for at least one person for transition purposes; provided, however, that (i) Seller shall provide Buyer with at least twenty-four (24) hours’ prior written notice; (ii) if Buyer so requests, Seller’s Representatives shall be accompanied by a Representative of Buyer; (iii) Seller shall not materially interfere with the operation of the business conducted at the Property; and (iv) Buyer shall not be required to incur any costs in connection with the rights granted to Seller in this Section 4.5(b). Notwithstanding the foregoing, Buyer shall not be required to provide any information which (i) it reasonably believes it may not provide to Seller and its Affiliates and Representatives by reason of applicable Law or by a confidentiality agreement with a third party if, in the case of a confidentiality agreement, Buyer has used reasonable efforts to obtain the consent of such party to such disclosure, or (ii) constitutes information protected by the attorney/client and/or attorney work product privilege. If any material is withheld by Buyer pursuant to the immediately preceding sentence, Buyer shall inform Seller as to the general nature of the material which is being withheld. Seller shall keep confidential, and shall take reasonable steps to cause its Representatives to keep confidential, (i) any and all non-public information concerning Buyer provided to Seller or its Representatives by Buyer and (ii) any and all non-public information concerning the Company or the Company Subsidiary. Seller recognizes and agrees that in the event of a breach by it of this Section 4.5(b), money damages would not be an adequate remedy to Buyer for such breach and, even if money damages were adequate, it would be impossible to ascertain or measure with any degree of accuracy the damages sustained by Buyer therefrom. Accordingly, if there should be a breach or threatened breach by Seller of the provisions of this Section 4.5(b), Buyer shall be entitled to an injunction restraining Seller from any breach without showing or proving actual damage sustained by Buyer.
     (c) In accordance with applicable Gaming Laws, Buyer shall retain, and cause the Company and the Company Subsidiary after the Closing to retain, all books and records which are in the Company’s or the Company Subsidiary’s possession at the Closing for a period of at least five (5) years from the Closing Date or such further period as may be required by applicable Gaming Laws.
     Section 4.6. Governmental Approvals.
     (a) Buyer and Seller shall cooperate with each other and use their reasonable best efforts to (i) as promptly as practicable, take, or cause to be taken, all appropriate action, and do or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions governed by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required (A) to be obtained or made by Seller or Buyer or any of their respective Affiliates or any of their respective Representatives and (B) to avoid any action or proceeding by any Governmental Entity (including, without limitation, those in connection with the HSR Act and antitrust and competition Laws of any other applicable jurisdiction), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions governed herein, and (iii) make all necessary filings, and thereafter make any other required submissions with respect to this Agreement, as required under (A) any applicable federal or state securities Laws, (B) the HSR Act and antitrust and competition Laws of any other applicable jurisdiction, (C) the Gaming Laws and (D) any other applicable Law (collectively, the “Governmental Approvals”), and to comply with the terms and conditions of all such Governmental Approvals. Buyer and Seller and their respective Representatives and Affiliates shall file (x) within fifteen (15) days after the Due Diligence Date, all required initial applications and documents in connection with obtaining the approvals under the HSR Act, (y) within sixty (60) days after the Due Diligence Date, all required initial applications and documents in connection with obtaining the approvals under applicable Gaming Laws and (z) as soon as reasonably practicable after the date hereof, all Governmental Approvals other than those set forth in subclause (x) or (y) and shall act diligently and promptly to pursue the Governmental Approvals and shall cooperate with each other in connection with the making of all filings referenced in the preceding sentence, including providing copies of all such documents to the non-filing parties hereto and their advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. Buyer and Seller shall use reasonable best efforts to schedule and attend any hearings or meetings with Governmental Entities to obtain the Governmental Approvals as promptly as possible. Buyer and Seller shall have the right to review in advance and, to the extent practicable, each will consult all of the parties hereto on, in each case, subject to applicable Laws relating to the exchange of information (including, without limitation, antitrust laws and any Gaming Laws), all the information relating to Buyer or Seller, as the case may be, and any of their respective Affiliates or Representatives which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions governed by this Agreement. Without limiting the foregoing, Buyer and Seller will notify all of the other parties hereto promptly of the receipt of material comments or requests from Governmental Entities relating to Governmental Approvals, and will supply all of the other parties hereto with copies of all material correspondence between the notifying party or any of its Representatives and Governmental Entities with respect to Governmental Approvals.
     (b) Without limiting Section 4.6(a) hereof, Buyer and Seller shall:
     (i) each use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing, on or before the Outside Date, including defending through litigation on the merits any claim asserted in any court by any Person; and
     (ii) each use its reasonable best efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Entity with respect to the Closing so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date), including implementing, contesting or resisting any litigation before any court or quasi-judicial administrative tribunal seeking to restrain or enjoin the Closing;
     (c) Buyer and Seller shall promptly advise each of the other parties hereto upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions governed by this Agreement which causes such party to reasonably believe that there is a reasonable likelihood that such consent or approval from such Governmental Entity will not be obtained or that the receipt of any such approval will be materially delayed. Buyer and Seller shall use its reasonable best efforts to take, or cause to be taken, all actions reasonably necessary to defend any lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions governed by this Agreement, seeking to prevent the entry by any Governmental Entity of any decree, injunction or other order challenging this Agreement or the consummation of the transactions governed by this Agreement, appealing as promptly as possible any such decree, injunction or other order and having any such decree, injunction or other order vacated or reversed.
     (d) From the date of this Agreement until the Closing, each party shall promptly notify all other parties hereto in writing of any pending or, to the knowledge of Buyer or Seller, as appropriate, threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking damages in connection with the Closing of any transactions contemplated by this Agreement or (ii) seeking to restrain or prohibit the consummation of the Closing.
     Section 4.7. Publicity. Seller and Buyer shall agree on the form and content of the initial press release regarding the transactions contemplated hereby and thereafter shall consult with all of the other party hereto before issuing, provide each other the opportunity to review and comment upon and use all reasonable efforts to agree upon, any press release or other public statement with respect to any of the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation and prior to considering in good faith any such comments, except as may be required by applicable Law (including without limitation regulations of the NASDAQ stock market, the Securities Act, the Exchange Act and any Gaming Laws). The commenting party shall provide any such comments in a timely manner such that the party issuing such press release or other public statement shall have a commercially reasonable period of time to respond to such comments prior to any deadline imposed by such applicable Law in respect of such press release or other public statement. Notwithstanding anything to the contrary herein, Buyer, Seller or any of their respective Affiliates may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Buyer and Seller and do not reveal non-public information regarding Buyer or Seller or any of their respective Affiliates.
     Section 4.8. Further Assurances and Actions.
     (a) Subject to the terms and conditions herein, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using their respective reasonable best efforts to (i) obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to Contracts with each party hereto as are necessary for consummation of the transactions contemplated by this Agreement, and (ii) fulfill all conditions precedent applicable to such party pursuant to this Agreement.
     (b) In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, the proper officers and/or directors of Buyer and Seller, and their Affiliates as applicable, shall take all action reasonably necessary (including executing and delivering further affidavits, instruments, notices, assumptions, releases and acquisitions).
     Section 4.9. Transfer Taxes; HSR Filing Fee.
     (a) All transfer, documentary, sales, use, registration and similar Taxes (including all applicable real estate transfer or gains Taxes and stock transfer Taxes) and related fees (including any penalties, interest and additions to Tax) (“Transfer Taxes”) incurred solely as a result of the sale of the Interests pursuant to this Agreement shall be borne by Buyer; provided, however, that Buyer, the Company and the Company Subsidiary, and Seller hereby waive any requirements under any bulk sale rule arising from any transaction under this Agreement. Seller shall prepare any related Tax Returns pertaining to Transfer Taxes incurred (under applicable Law) by Seller, and Buyer shall prepare or cause to be prepared any such Tax returns pertaining to Transfer Taxes incurred (under applicable Law) by the Company or the Company Subsidiary. Each party shall cooperate as reasonably requested by the other party in order to minimize the Transfer Taxes.

     (b) The filing fees pursuant to the pre-merger notifications under the HSR Act shall be borne by Buyer.
     Section 4.10. Reservations; Loyalty Program; Guests; Chips.
     (a) Reservations. Buyer will honor the terms and rates of all pre-Closing reservations (in accordance with their terms) made in the Ordinary Course of Business at the Property by guests or customers, including advance reservation cash deposits, for rooms or services confirmed by the Company for dates after the Closing Date. The Company may continue to accept reservations for periods after the Closing in the Ordinary Course of Business in operating the Property. Buyer recognizes that such reservations may include discounts or other benefits, including, without limitation, benefits extended under the Resorts Destination Casino Club program, or any other frequent player or casino awards programs, group discounts, other discounts or requirements that food, beverage or other benefits be delivered by Buyer to the guest(s) holding such reservations. Buyer will honor all room allocation agreements and banquet facility and service agreements which have been granted to groups, persons or other customers for periods after the Closing Date at the rates and terms provided in such agreements; provided that such agreements were made in the Ordinary Course of Business. Buyer agrees that Seller cannot make and has not made any representation or warranty that any party holding a reservation or agreement for rooms, facilities or services will utilize such reservation or honor such agreement. Buyer, by the execution hereof, solely assumes the risk of non-utilization of reservations and non-performance of such agreements from and after the Closing.
     (b) Frequent Player Award Programs. Buyer agrees to honor all awards extended prior to the Closing Date by the Company and the Company Subsidiary or their Affiliates to members of the Resorts Destination Casino Club or any other frequent player award program on terms consistent with the Seller’s or its Affiliates’ past practice in the Ordinary Course of Business or Seller’s nationwide programs, and Buyer authorizes the Company and the Company Subsidiary to extend such awards that expire after the Closing Date in the Ordinary Course of Business.
     (c) Destruction of Chips. Pursuant to the Indiana Gaming Regulations, Seller shall, at least thirty (30) days prior to the Closing, or such other period as specifically authorized by the applicable Gaming Authorities, submit for approval to all applicable Gaming Authorities a plan for the destruction of all chips, slot tickets, tokens and plaquemines at the Property. Buyer agrees to cooperate fully with Seller in effectuating the plan that is approved by the Gaming Authorities.
     (d) Post-Closing Redemption of Chips. Pursuant to the Indiana Gaming Regulations and as approved and directed by the applicable Gaming Authorities, Buyer shall, for a period of not less than six (6) months after the Closing, or such longer time as specifically directed by the Gaming Authorities, redeem for cash all of the Company’s gaming chips, unredeemed slot tickets (to the extent such slot tickets are, by their terms, still eligible for redemption), tokens and plaquemines issued prior to the Closing. The procedures implemented by Buyer shall be those approved by the Gaming Authorities, a copy of which shall be supplied to Buyer as soon as reasonably practicable. After the date hereof through the Closing, Seller shall manage the chip Liability in the Ordinary Course of Business. After the Closing, Buyer will only use its own chips at the Property. On a monthly basis throughout the period in which Buyer is required to redeem the Company’s gaming chips, unredeemed slot tickets, tokens and plaquemines pursuant this Section 4.10(d), Buyer shall deliver to Seller the gaming chips, slot tickets, tokens and plaquemines that have been redeemed in the prior month and Seller shall (i) promptly reimburse Buyer, in cash, for all such redemption amounts and (ii) be responsible for the destruction of such gaming chips, unredeemed slot tickets, tokens and plaquemines in accordance with Section 4.10(c).
     (e) Front Money. Pursuant to the Indiana Gaming Regulations, Seller shall, at least thirty (30) days prior to the Closing, or such other period as specifically authorized by the applicable Gaming Authorities, to the extent legally required, submit for approval to all applicable Gaming Authorities a plan containing customary terms for the inventory of the Front Money at the Property. Buyer and Seller agree to cooperate fully with each other in effectuating the plan that is approved by the applicable Gaming Authorities. Effective as of the Closing, Representatives of each of Buyer and Seller shall take inventory of all Front Money. All such Front Money shall be retained in the Property cage and listed in an inventory prepared and signed jointly by Representatives of Buyer and Seller no later than the Transfer Time. Buyer shall be responsible from and after the Transfer Time for all Front Money.
     Section 4.11. Insurance.
     (a) Seller’s fire and casualty insurance and other insurance policies may be cancelled by Seller as of the Closing Date, and any refunded premiums shall be retained by Seller. Buyer will be responsible for acquiring and placing its casualty insurance, business interruption insurance, liability insurance and other insurance policies for periods after the Closing.
     (b) Notwithstanding the foregoing:
     (i) Following the Closing, Seller agrees that the Company and the Company Subsidiary shall have the right to (A) assert Covered Claims to the extent permitted under the Seller Policies either (1) as an additional insured, if so named thereunder, or (2) by submitting such claim to the applicable insurance carriers or Seller in accordance with Section 4.11(b)(ii) below and (B) to the extent permitted under such Seller Policies, exercise all rights and privileges and procure all proceeds of such Seller Policies relating to the claims specified in clause (A); provided, that all of Seller’s reasonable out-of-pocket costs and expenses incurred in connection with the foregoing shall be promptly (but in no event more than 30 days after the receipt of an invoice therefor) paid by Buyer or the Company and, except pursuant to Article VII solely with respect to a breach of the representations in Section 2.19 or a breach of Section 4.1, neither Seller nor any of its Affiliates shall bear any Liability for the failure of an insurer to pay any such claims.
     (ii) The Company or the Company Subsidiary, as the case may be, or their respective designees shall, to the extent permitted by the applicable insurers under the Seller Policies, be responsible for the claims administration with respect to any Covered

Claims of the Company or the Company Subsidiary. In the event that any such insurer requires that Seller or its Affiliates continue to administer the Covered Claims of the Company or the Company Subsidiary, then Seller or its applicable Affiliate shall cooperate with the Company or the Company Subsidiary to submit and administer Covered Claims of the Company or the Company Subsidiary under the Seller Policies and shall not settle any such claims without the consent of the Company or the Company Subsidiary, as applicable; provided, that all of Seller’s and its Affiliates’ reasonable out-of-pocket costs and expenses incurred in connection with the foregoing shall be promptly (but in no event more than 30 days after the receipt of an invoice therefor) paid by Buyer or the Company.
     (c) The parties acknowledge that this Section 4.11 is not intended to violate any Laws regarding insurance, self-insurance or other financial responsibility. If it is determined that any action undertaken pursuant to this Section 4.11 is violative of any insurance, self-insurance or related financial responsibility Law, the parties agree to work together to do whatever is necessary to comply with such Law while trying to accomplish, to the greatest possible extent, the intentions of this Section 4.11. The parties will use their commercially reasonable efforts to cooperate with each other and execute any additional documents which are reasonably necessary to effectuate the provisions of this Section 4.11. Neither party shall be entitled to be named as an additional insured or otherwise entitled to any benefits under any insurance policy issued to the other party or any of its Affiliates from and after the date hereof and nothing in this Agreement shall be deemed to restrict Buyer, the Company or the Company Subsidiary from acquiring at its own expense any other insurance policy in respect of any liabilities or covering any period. The agreements contained in this Section 4.11 shall not be considered as an attempted assignment of any rights or interest in violation of any policy of insurance or as a contract of insurance.
     Section 4.12. Certain Notifications. From the date of this Agreement until the Closing, each party hereto shall promptly notify all of the other parties hereto in writing regarding any:
     (a) breach of any covenant or obligation of such party hereunder, as applicable; and
     (b) fact, circumstance, event or action which will result in, or would reasonably be expected to result in, the failure of such party to timely satisfy any of the closing conditions specified in Article V hereof of this Agreement, as applicable.
     Section 4.13. Customer List.
     (a) Immediately prior to Closing, Seller shall transfer to the Company an undivided one-half ownership interest in the Customer List and all other proprietary rights therein. On or prior to Closing, Seller shall deliver to Buyer a copy of the Customer List, in both hard copy and electronic machine-readable format, and with database layouts that describe the content information. Following the Closing, neither Buyer (or the Company), on the one hand, nor Seller, on the other hand, shall have any obligation to account to the other party with respect to any amounts earned or otherwise in connection with the Customer List.

     (b) Notwithstanding anything to the contrary in Section 4.13(a), from and after the Closing, neither Seller nor any of its Affiliates or Representatives shall use the names of, or any of the information regarding, Property Customers to (1) solicit, advertise or market with respect to any casino or casino-hotel property except (i) the Las Vegas Hilton and (ii) any other casino or casino-hotel property located in Las Vegas, Nevada that is owned and operated by any Person that is controlled, directly or indirectly, by Colony Capital, LLC or Thomas J. Barrack, Jr., or (2) except as otherwise permitted under clause (1) above, conduct any direct marketing with respect any gaming or wagering activities (it being understood and agreed that general advertisements or solicitations that include, without specifically targeting, Property Customers shall not violate this clause (2)). Upon any sale of all or substantially all of the assets of Seller to (or the acquisition, by merger or otherwise, of more than 50% of Seller’s capital stock or equity interests by) any Person (other than an Affiliate of Seller) who owns or operates a casino or casino-hotel property in the “Chicagoland” market, the exceptions in clauses (i) and (ii) above shall terminate. Seller and its Affiliates and Representatives shall not (A) resell the Customer List (it being understood that the sale of all or substantially all of the assets or capital stock of Seller shall not be in violation of this clause (A)), (B) publish the Customer List or (C) use the Customer List to offer, solicit or promote any illegal, obscene or pornographic material or activity or use it to engage in any activity that would constitute spamming under any applicable jurisdiction’s regulations.
     (c) Neither Buyer nor any of its Affiliates or Representatives shall (i) resell the Customer List (it being understood that the sale of all or substantially all of the Property (or Buyer’s assets or capital stock) shall not constitute a violation of this clause (i)), (ii) publish the Customer List or (iii) use the Customer List to offer, solicit or promote any illegal, obscene or pornographic material or activity or use it to engage in any activity that would constitute spamming under any applicable jurisdiction’s regulations.
     Section 4.14. No Control. Except as permitted by the terms of this Agreement, prior to the Closing, Buyer shall not directly or indirectly control, supervise, direct or interfere with, or attempt to control, supervise, direct or interfere with, the Property. Until the Closing, the operations and affairs of the Property are the sole responsibility of and under the complete control of Seller, except as provided for in this Agreement.
     Section 4.15. Ground Lease Estoppels. Seller agrees to use its commercially reasonable efforts to obtain an estoppel (dated (or updated) not earlier than thirty (30) days prior to the Closing Date) in a form reasonably acceptable to Buyer and otherwise acceptable to each ground lessor under the Ground Lease Documents; provided, however, that Seller shall not be required to pay money to any ground lessor or any other third party in connection with obtaining such estoppels.
     Section 4.16. Names and Logos.
     (a) Until the date that is twelve (12) months after the Closing Date, Seller and its Affiliates shall permit Buyer, the Company and the Company Subsidiary to use and employ, solely in connection with the operation of the Property and pursuant to a non-exclusive, non-transferable, royalty-free license and right to use, the Name “Resorts” and the Name “Resorts International”, or any similar Name and any Logo incorporating such Names, and any web domain names and urls that are set forth in Section 2.7 of the Seller Disclosure Letter. Beginning on the date that is twelve (12) months from the Closing Date, Buyer will not use (and will cause each of its Affiliates not to use) the Name “Resorts”, or the Name “Resorts International”, or any similar Name or any Logo incorporating such Name or any similar Name in any manner, including in connection with the sale of any products or services or otherwise in the conduct of its business.
     (b) Except as otherwise set forth herein, none of Buyer, the Company nor their respective Affiliates shall use, register or cause to be registered any domain name or Name that uses “Resorts,” “Resorts International” or any derivation thereof. Except for the limited rights expressly set forth herein, all right, title and interest to the Names shall be owned by and remain with Seller or its Affiliates. Nothing contained in this Agreement shall restrict or restrain Seller or its Affiliates in any fashion whatsoever from the right to use, register and/or further license or sublicense any Names. Buyer shall not use or cause or permit others to use the Names in any way that would allow them to become generic or lose their distinctiveness, would be detrimental to the reputation and goodwill of the Property as it existed immediately prior to the Closing Date and, in relation thereto, the image and reputation of Seller and its Affiliates, or would be inconsistent with the care that Buyer employs with respect to the use of its own Names.
     Section 4.17. Tax Returns.
     (a) Seller shall prepare and file all Tax Returns required to be filed with the appropriate federal, state, local and foreign governmental agencies relating to the Company and the Company Subsidiary for the taxable periods ending on or before the Closing Date (“Seller Returns”); provided, however, that in the case of Tax Returns that must be signed by Buyer, the Company or the Company Subsidiary, Seller shall allow Buyer to review, comment upon and reasonably approve without undue delay any such Seller Returns within a reasonable time prior to the filing thereof.
     (b) Buyer shall prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed by the Company and the Company Subsidiary relating to a Straddle Period (“Buyer Returns”), subject to the review and approval by Seller, such approval not to be unreasonably withheld or delayed. Buyer shall pay or cause the Company and the Company Subsidiary to pay the Taxes shown to be due on the Buyer Returns, subject to Seller’s obligations under Section 4.17(d) below. Seller will furnish to Buyer all information and records reasonably requested by Buyer for use in preparation of any Tax Returns relating to a Straddle Period. Buyer shall allow Seller to review, comment upon and reasonably approve without undue delay any such Buyer Returns within a reasonable time prior to the filing thereof. Buyer and Seller agree to cause the Buyer Returns for any Straddle Period to be filed on the basis that the relevant taxable period ended as of the close of business on the Closing Date, unless the relevant taxing authority will not accept a Tax Return filed on that basis. Buyer shall be responsible for preparing and filing all Tax Returns not described in the first two sentences of this Section 4.17. All Tax Returns referred to in this Section 4.17 shall be prepared consistently with the Companies and Company Subsidiary’s past practices, except where otherwise required by Law.

     (c) Seller shall indemnify, defend and hold Buyer, the Company and the Company Subsidiary harmless from and against (i) any and all Taxes required to be paid with respect to the Seller Returns (whether or not actually filed), including any Taxes resulting from a failure to file, late filing or incorrect filing of such Seller Returns, and (ii) any and all Taxes required to be paid with respect to the Buyer Returns to the extent allocable to the Pre-Closing Tax Period as provided in Section 4.17(d) below.
     (d) In the case of any Straddle Period, (i) real, personal and intangible property Taxes (“Property Taxes”) of the Company or the Company Subsidiary for a Pre-Closing Tax Period shall be equal to the amount of such property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and (ii) the Taxes of the Company or the Company Subsidiary (other than Property Taxes) for the portion of the Straddle Period that constitutes a Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date; provided, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions computed as if the Closing Date was the last day of the taxable period) shall be allocated between the Pre-closing Tax Period and the Post-Closing in proportion to the number of days in each such period.
     Section 4.18. Tax Cooperation. Buyer, Seller, the Company and the Company Subsidiary shall reasonably cooperate, and shall cause each of their respective Affiliates, officers, employees, agents, auditors and Representatives to reasonably cooperate, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any Tax Return, statement, report or form with respect to Taxes relating to the Company or the Company Subsidiary, or with respect to any audit, litigation, ruling request or other proceeding or dispute with respect to Taxes relating to the Company or the Company Subsidiary (provided that the reasonable out-of-pocket costs incurred by the non-requesting party shall be reimbursed by the requesting party). Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to preparing and filing any such Tax Return, statement, report or form or with respect to any such audit, litigation or other proceeding. Buyer, the Company and the Company Subsidiary agree (i) to preserve and keep all books and records with respect to Tax matters pertinent to the Company and the Company Subsidiary relating to any Pre-Closing Tax Period, to the extent they are in possession of the Company or the Company Subsidiary immediately after the Closing, until the expiration of the applicable statute of limitations period, and (ii) following written notice from Seller at least sixty (60) days prior to such expiration of the applicable statute of limitations, Buyer, the Company or the Company Subsidiary, as the case may be, shall allow Seller to take possession of such books and records (other than such items that Buyer reasonably determines is confidential) at such Seller’s expense within one hundred twenty (120) days of Seller’s request
     Section 4.19. Intercompany Arrangements. Seller and Buyer acknowledge and agree that, as of the Closing, any contract, lease, license, commitment, account or arrangement (other than those entered pursuant to the terms of this Agreement) between the Company or the Company Subsidiary, on the one hand, and Seller or any of its Affiliates (exclusive of the Company and the Company Subsidiary as of the Closing), on the other hand, shall be terminated and be of no further force or effect, and be of no further Liability to the Company or the

Company Subsidiary, notwithstanding any terms thereof to the contrary. Notwithstanding anything to the contrary in this Section 4.19, the Unitary Lease Agreement by and among the Company, the Company Subsidiary and certain of their Affiliates shall remain in full force and effect, provided, however, Seller shall cause the Unitary Lease Agreement to be modified and amended as of the Closing Date such that the Company and the Company Subsidiary shall no longer be a party thereto and the Company and the Company Subsidiary shall have no further obligations or liabilities thereunder.
     Section 4.20. Resignations. On the Closing Date, Seller shall cause to be delivered to Buyer duly signed resignations from each member of the Board of Directors and officers of the Company and the Company Subsidiary, effective immediately after the Closing.
     Section 4.21. Cooperation with Financing. Seller hereby agrees to reasonably cooperate with Buyer to enable Buyer to obtain financing necessary to pay the Purchase Price and all fees and expenses related to the consummation of the transactions contemplated by this Agreement (the “Financing”) (including without limitation using reasonable efforts to provide access to the independent accountants of Seller and its Affiliates to prepare financial statements for the Financing); provided, however, that (i) Buyer shall be solely responsible for all reasonable out of pocket costs and expenses incurred by Seller in regard to Seller’s cooperation under this Section 4.21, (ii) all Financing materials, including offering circulars and amendments thereto, used prior to the Closing Date shall include disclaimers that Seller is not responsible for any of the contents therein, and (iii) Buyer shall (x) provide copies to Seller of Financing materials, including offering circulars and amendments thereto used prior to the Closing Date, that contain information about Seller, within a reasonable time prior to the filing or distribution of such Financing materials; provided, however, that Buyer shall only be required to provide Seller with copies of those sections of the Financing materials that relate to Seller and (y) to the extent reasonably practicable, shall allow Seller an opportunity to comment thereon.
     Section 4.22. As Is. Buyer acknowledges that it is familiar with the Property and has had, or will have prior to the Due Diligence Date, the opportunity, directly or through its Representatives to inspect the Property and conduct due diligence activities. Without limitation of the foregoing, Buyer acknowledges that the Purchase Price has been negotiated based on Buyer’s express agreement that there would be no contingencies (financial or otherwise) to Closing other than the conditions set forth in Article V hereof. Buyer or its Representatives shall have, or will prior to the Due Diligence Date, examined and inspected the Property, and subject to Seller’s representations, warranties and covenants expressly set forth herein or any certificate, instrument or agreement delivered pursuant hereto and subject to the conditions set forth herein, Buyer agrees to accept the Property in an “AS IS” condition as of the Closing. Buyer agrees that, except as provided in this Agreement or any certificate, instrument or agreement delivered pursuant to this Agreement, Buyer is not relying upon any representations, statements, or warranties (oral or written, implied or express) of any officer, employee, agent or Representative of Seller, or any salesperson or broker (if any) involved in this transaction as to the Property, including, but not limited to: (a) any representation, statements or warranties as to the physical condition of the Property, (b) the fitness and/or suitability of the Property for use as a hotel and casino, (c) the financial performance of the Property, (d) the compliance of the Property with applicable building, zoning, subdivision, environmental, or land use Laws, codes, ordinances, rules or regulations, (e) the state of repair of the Property, (f) the value of the Property, (g) the manner or quality of construction of the Property, (h) the income derived or to be derived from the Property, or (i) the fact that the Property may be located on earthquake faults or in seismic hazardous zones. Except with respect to the representations, warranties and covenants set forth in this Agreement or any certificate, instrument or agreement delivered pursuant to this Agreement and Buyer’s rights to indemnification as provided in this Agreement, Buyer, for itself and its successors and assigns, waives any right to assert any claim against Seller, at Law or in equity, relating to any such matter, whether latent or patent, disclosed or undisclosed, known or unknown, in contract or tort, now existing or hereafter arising other than resulting from Seller’s fraud or willful misconduct.
     Section 4.23. Directors’ and Officers’ Indemnification.
     (a) Buyer shall cause, to the extent currently provided for in the organizational documents of the Company and the Company Subsidiary, the Company and the Company Subsidiary to maintain all rights to indemnification, advancement of expenses and exculpation from Liability for acts or omissions occurring prior to the Closing now existing in favor of the current or former directors or officers of the Company and the Company Subsidiary, including as provided in the organizational documents of the Company and the Company Subsidiary, and to be in full force and effect in accordance with their respective terms for a period of not less than six (6) years after the Closing.
     (b) The provisions of this Section 4.23 shall survive Closing and are intended to be for the benefit of, and enforceable by, the current and former directors and officers of the Company and the Company Subsidiary, and their respective heirs and Representatives, and nothing herein shall affect any rights that any such person may have under the Company’s and the Company’s Subsidiary’s organizational documents, any contract or applicable law.
     (c) Buyer shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by the persons referred to in this Section 4.23 in connection with their enforcement of their rights provided in this Section 4.23.
     Section 4.24. Like-Kind Exchange.
     (a) Seller may elect to effect the transfer and conveyance of the Interests as part of a tax-deferred exchange under Section 1031 of the Code (a “Section 1031 Exchange”). If Seller so elects, Seller shall provide written notice to Buyer of its election at least ten (10) Business Days prior to the Closing Date, and thereafter Seller:
     (i) may immediately prior to Closing assign its rights under this Agreement to a “qualified intermediary” as defined in Treasury Regulation Section 1.1031(k)-1(g)(4), subject to all of Seller’s obligations and Buyer’s rights and obligations hereunder; and
     (ii) shall, concurrently with such assignment, provide written notice of such assignment to Buyer.
     (b) Buyer shall cooperate with Seller’s reasonable requests intended to allow Seller to effect the Section 1031 Exchange; provided, however, that Buyer’s obligation to cooperate with Seller shall be limited and conditioned as follows:

     (i) Buyer shall receive written notice from Seller at least ten (10) Business Days prior to the Closing Date, which notice shall identify the parties involved in such Section 1031 Exchange, enclose all documents for which Buyer’s signature shall be required, and instruct Buyer as to any changed manner of payment of the Purchase Price (including having such payment be made to a “qualified intermediary”);
     (ii) Seller shall pay for any and all reasonable additional costs and expenses incurred by Buyer in connection with accommodating the Section 1031 Exchange, including such additional costs and expenses (including legal fees) pertaining to the review of documents with respect to which Seller is requesting Buyer’s signature and ancillary documents;
     (iii) Seller shall not be relieved of any of its obligations under this Agreement by reason of the Section 1031 Exchange, and the 1031 Exchange shall not delay the Closing; and
     (iv) Seller’s failure to effectuate any intended Section 1031 Exchange shall not relieve Seller from its obligations to consummate the transactions contemplated by this Agreement and the consummation of such Section 1031 Exchange shall not be a condition precedent to Seller’s obligations under this Agreement. Buyer shall under no circumstances be liable to Seller or any other Person for any failure of the transfer and conveyance of the Interests to qualify as part of a Section 1031 Exchange.
     (c) Seller hereby indemnifies and agrees to defend and hold Buyer harmless from and against any claims, costs, damages, expenses, liabilities and losses incurred by, claimed against or suffered by it arising out of Seller’s actual or attempted Section 1031 Exchange.
     Section 4.25. Supplemental Disclosure. Seller shall have the right from time to time prior to the date that is five (5) days prior to the Due Diligence Date (the “Final Diligence Delivery Date”) to supplement or amend the Seller Disclosure Letter (except with respect to Sections 4.3(c), 8.1 and 8.2 thereof) with respect to any matter required to be set forth or described in the Seller Disclosure Letter. The delivery of any such updated Seller Disclosure Letter will be deemed to have cured any inaccuracy of a representation or warranty that otherwise might have existed hereunder but for the supplement or amendment to the Seller Disclosure Letter pursuant to this Section 4.25 and Buyer shall not have any claim (whether for indemnification or otherwise) against Seller, the Company or the Company Subsidiary for any such inaccuracy.
ARTICLE V.
CONDITIONS TO CLOSING
     Section 5.1. Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each party to this Agreement to effect the Closing is subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in a writing executed by all of the parties hereto:

     (a) No Injunctions. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction or statute, rule, regulation which is in effect (whether temporary, preliminary or permanent) and which prevents or prohibits the consummation of any of the transactions contemplated by the Agreement or that makes it illegal for either party hereto to perform its obligations hereunder.
     (b) HSR Act. Any applicable waiting periods, together with any extensions thereof, under the HSR Act and the antitrust or competition Laws of any other applicable jurisdiction shall have expired or been terminated.
     Section 5.2. Additional Conditions to Obligations of Buyer. The obligation of Buyer to effect the Closing is subject to the satisfaction of each of the following conditions on or prior to the Closing Date which may be waived in whole or in part in writing exclusively by Buyer:
     (a) Representations and Warranties. The representations and warranties of Seller contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Material Adverse Effect; provided, however, that the representations and warranties of Seller contained in (i) Section 2.3 shall be true and correct in all material respects at and as of the Closing as if made at and as of such time and (ii) the representations and warranties of Seller contained in Section 2.18 shall be true and correct. Buyer shall have received a certificate signed on behalf of Seller by an executive officer of Seller to such effect.
     (b) Performance of Obligations of Seller. Seller shall have performed in all material respects all covenants, agreements and obligations required to be performed by it under this Agreement at or prior to the Closing, including without limitation delivery of the items listed in Section 1.5 hereof. Buyer shall have received a certificate signed on behalf of Seller by an executive officer of Seller to such effect.
     (c) Release of Liens. All Encumbrances (other than Permitted Encumbrances and Encumbrances that are Monetary Encumbrances which shall be cured in accordance with Article VIII hereof) on the Real Property, the Property or the Vessel shall be in a position to be released of record concurrently with the Closing, except where failure to release such Encumbrances would not, individually or in the aggregate, result in a Material Adverse Effect and any Monetary Encumbrances shall have been cured in accordance with Article VIII hereof. Buyer shall have received a certificate signed on behalf of Seller by an executive officer of Seller to such effect and shall have received evidence reasonably satisfactory to Buyer of all such releases or cures, as applicable.
     (d) Indebtedness. Seller shall have provided Buyer with evidence reasonably satisfactory to Buyer of the payoff, termination and/or cancellation of all Indebtedness of the Company and the Company Subsidiary.

     (e) Affiliate Transactions. Seller shall have provided Buyer with evidence reasonably satisfactory to Buyer of the termination of all Contracts, transactions and arrangements between the Company and/or the Company Subsidiary and any Affiliates thereof.
     Section 5.3. Additional Conditions to Obligations of Seller. The obligations of Seller to effect the Closing are subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in writing exclusively by Seller:
     (a) Governmental Consents. Buyer shall have obtained all consents, approvals, findings of suitability, licenses, permits, orders or authorizations of and registrations, declarations or filings with any Governmental Entity with jurisdiction in respect of the Gaming Laws required or necessary in connection with the transactions contemplated by this Agreement and necessary for ownership and operation of the Property (including, without limitation, approval, licensing or registration of Buyer and its officers, executive directors, key employees or Persons performing management functions similar to officers, each, as required by any Governmental Entity) shall have been obtained and made and shall be in full force and effect.
     (b) Representations and Warranties. The representations and warranties of Buyer contained in this Agreement that are qualified as to materiality (or any variation thereof) shall be true and correct and such representations and warranties that are not qualified shall be true in all material respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Seller shall have received a certificate signed on behalf of Buyer by its chief executive officer or chief financial officer to such effect.
     (c) Performance of Obligations of Buyer. Buyer shall have performed in all material respects all covenants, agreements and obligations required to be performed by it under this Agreement at or prior to the Closing, including without limitation delivery of items listed in Section 1.5 hereof. Seller shall have received a certificate signed on behalf of Buyer by the chief executive officer or chief financial officer of Buyer to such effect.
ARTICLE VI.
TERMINATION AND AMENDMENT
     Section 6.1. Termination. This Agreement may be terminated at any time prior to the Closing (with respect to Sections 6.1(b) through 6.1(h) hereof, by written notice by the terminating party to the other parties):
     (a) by mutual agreement of Seller and Buyer;
     (b) by Seller or Buyer, if the transactions contemplated hereby shall not have been consummated on or prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of or resulted in the failure of the Closing to occur on or before the Outside Date;
     (c) by Seller or Buyer, if any Gaming Authority has made a final non-appealable written determination that such Gaming Authority will not issue to Buyer all Gaming Approvals;
     (d) by Seller or Buyer, if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting the Closing and one or more of the transactions contemplated hereby; provided, however, that the right to terminate this Agreement under this Section 6.1(d) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or materially contributed to, such action;
     (e) by Buyer, if Seller has breached any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement which (i) would result in a failure of a condition set forth in Sections 5.2(a) or (b) hereof and (ii) is not cured in all material respects within thirty (30) calendar days after written notice thereof; provided, however, that if such breach cannot reasonably be cured within such thirty (30) day period but can be reasonably cured prior to the Outside Date, and Seller is diligently proceeding in good faith to cure such breach, this Agreement may not be terminated pursuant to this Section 6.1(e); provided, further, that Buyer’s right to terminate this Agreement under this Section 6.1(e) shall not be available if, at the time of such intended termination, Seller has the right to terminate this Agreement under Sections 6.1(b), (c), or (d) hereof;
     (f) by Seller, if Buyer has breached any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement which (i) would result in a failure of a condition set forth in Sections 5.3(a) or (b) hereof and (ii) is not cured in all material respects within thirty (30) calendar days after written notice thereof; provided, however, that if such breach cannot reasonably be cured within such thirty (30) day period but can be reasonably cured prior to the Outside Date, and Buyer is diligently proceeding in good faith to cure such breach, this Agreement may not be terminated pursuant to this Section 6.1(f); provided, further, that Seller’s right to terminate this Agreement under this Section 6.1(f) shall not be available if, at the time of such intended termination, Buyer has the right to terminate this Agreement under Sections 6.1(b), (d) or (e) hereof;
     (g) by Buyer, on or before 5:00 p.m., New York City time, on April 22, 2007 (the “Due Diligence Date”), if Buyer shall not have satisfactorily completed, determined in Buyer’s sole and absolute discretion, its due diligence investigation of the Company and the Company Subsidiary.
     (h) by Buyer, if Seller fails to cure a Major Title Defect or Major Survey Defect that it is obligated to cure in accordance with Article VIII hereof; provided, however, that Buyer may only exercise this right of termination (i) for a period of ten (10) calendar days after the end of the applicable Cure Period and (ii) if such failure to cure results, individually or in the aggregate, in a Material Adverse Effect.

     Section 6.2. Effect of Termination.
     (a) Liability. In the event of termination of this Agreement as provided in Section 6.1 hereof, this Agreement shall immediately become void and there shall be no Liability on the part of Buyer or Seller, or their respective Affiliates or Representatives, other than pursuant to Sections 4.5, 6.2 and Article IX hereof; provided, however, that, except with respect to a termination of this Agreement pursuant to Section 6.1(g), nothing contained in this Section 6.2 shall relieve or limit the Liability of either party to this Agreement for any fraudulent or willful breach of this Agreement.
     (b) Fees and Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Closing is consummated; provided, however, that any expenses incurred by the Company or the Company Subsidiary in connection with this Agreement and the transactions contemplated hereby, including in respect of any change in control payments or bonuses that become due and payable in connection with the consummation of the transactions contemplated by this Agreement, shall be for the Seller’s account and paid by Seller; provided, however, that any costs incurred by the Company or the Company Subsidiary after the Closing Date to replace services (including without limitation insurance coverage) provided by Affiliates of the Company shall be borne by Buyer.
     (c) Application of the Deposit.
     (i) Upon the termination of this Agreement pursuant to Section 6.1(b) or (d) hereof, and if (x) at or prior to such termination (A) all Gaming Approvals shall not have been obtained or (B) the waiting period under the HSR Act shall have not expired or been terminated (or any Governmental Entity having jurisdiction over federal antitrust or competition Laws of the United States shall have commenced an investigation, proceeding or other action which is continuing at the time of such termination of this Agreement, or an injunction shall have been obtained, on the basis of antitrust or competition Laws of the United States in respect of the transactions contemplated by the Agreement), the Deposit, together with any interest earned thereon, shall be paid to Seller and if (y) at or prior to such termination (A) all Gaming Approvals shall have been obtained and not revoked and (B) the waiting period under the HSR Act shall have expired or been terminated (and no Governmental Entity having jurisdiction over federal antitrust or competition Laws of the United States shall have commenced an investigation, proceeding or other action which is continuing at the time of such termination of this Agreement, and no injunction shall have been obtained, on the basis of antitrust or competition Laws of the United States in respect of the transactions contemplated by the Agreement), the Deposit, together with interest earned thereon, shall be paid in equal amounts to Buyer, on the one hand and Seller, on the other hand; provided, however, that Buyer shall be paid the Deposit if Seller’s failure to perform its obligations under the Agreement was the primary cause of the reason for the termination set forth in Section 6.1(d) hereof.

     (ii) Upon the termination of this Agreement pursuant to Section 6.1 (e), (g) or (h) hereof the Deposit, together with interest earned thereon, shall be paid to Buyer.
     (iii) Upon the termination of this Agreement pursuant to Section 6.1(a), (c) or (f) hereof, the Deposit, together with any interest earned thereon, shall be paid to Seller.
     (d) Specific Performance. Each of the parties acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the parties agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof, in addition to any other remedy to which it may be entitled, at Law or in equity. The parties’ rights under this Section 6.2(d) shall terminate on the Closing Date except with respect to their rights relating to the enforcement of the terms and provisions of covenants and agreements requiring performance from and after the Closing Date; provided, however, that the provisions of this Section 6.2(d) shall not apply in connection with any termination by Buyer pursuant to Section 6.1(g).
     (e) Exclusive Remedy. Notwithstanding anything contained in Section 6.2(d) to the contrary, the parties hereto agree that, except in the case of fraud or willful breach by Buyer, the aggregate amount of damages (including any portion of the Deposit paid to Seller pursuant to Section 6.2(c)) that may be recoverable by Seller in respect of any claims regarding matters arising in connection with, or otherwise related to, the termination of this Agreement shall not exceed $101,250,000.
ARTICLE VII.
SURVIVAL; INDEMNIFICATION
     Section 7.1. Survival of Representations, Warranties, Covenants and Agreements.
     (a) Except as set forth in Article VI and Section 7.1(b) hereof, the representations, warranties, covenants and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any Person controlling any such party or any of their Representatives whether prior to or after the execution of this Agreement.
     (b) The representations and warranties made by Seller and Buyer in this Agreement shall survive the Closing until (and claims based upon or arising out of such representations and warranties may be asserted at any time before) twelve (12) months after the Closing Date; provided, however, that the representations and warranties contained in Sections 2.2(a), 2.3 and 2.6 shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof). The period of time a representation or warranty survives the Closing pursuant to the preceding sentence shall be the “Survival Period” with respect to such representation or warranty. The parties intend for the preceding two sentences to shorten the otherwise applicable statute of limitations and agree that, subject to the last sentence of this Section 7.1(b), no claim may be brought based upon, directly or indirectly, any of the representations and warranties contained in this Agreement after the Survival Period with respect to such representation or warranty. The covenants and agreements of the parties hereto in this Agreement shall survive the Closing without any contractual limitation on the period of survival (other than those covenants and agreements that are expressly required to remain in full force and effect for a specified period of time). The termination of the representations and warranties provided herein shall not affect a party in respect of any claim made by such party in reasonable detail in a writing received by the indemnifying party prior to the expiration of the Survival Period provided herein.
     Section 7.2. Indemnification.
     (a) From and after the Closing, Seller shall indemnify, save and hold harmless Buyer and its Affiliates and their respective Representatives (each, a “Buyer Indemnified Party” and collectively, the “Buyer Indemnified Parties”) from and against any and all costs, losses, Liabilities, obligations, damages, claims, demands and expenses (whether or not arising out of third-party claims), including interest, penalties, reasonable attorneys’ fees and all amounts paid in investigation, defense or settlement of any of the foregoing (herein, “Damages”), incurred in connection with, arising out of or resulting from:
     (i) any breach of any representation or warranty made by Seller in this Agreement or in any certificate, instrument or agreement provided for in this Agreement, in either case without regard to any reference to materiality or Material Adverse Effect; and
     (ii) any breach of any covenant or agreement made, or to be performed, by Seller in this Agreement or in any certificate, instrument or agreement provided for in this Agreement.
     (b) From and after the Closing, Buyer shall indemnify, save and hold harmless Seller and its Affiliates and their respective Representatives (each, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) from and against any and all Damages of Seller incurred in connection with, arising out of or resulting from:
     (i) any breach of any representation or warranty made by Buyer in this Agreement or in any certificate, instrument or agreement provided for in this Agreement, in either case without regard to any reference to materiality;
     (ii) any breach of any covenant or agreement made, or to be performed, by Buyer in this Agreement or in any certificate, instrument or agreement provided for in this Agreement; and
     (iii) any assistance provided to Buyer by Seller and their respective Affiliates and Representatives pursuant to Section 4.21 hereof.
     Section 7.3. Interpretation. Notwithstanding anything in this Agreement to the contrary, the term Damages shall not include any consequential, special or incidental damages, claims for lost profits, or punitive or similar damages.

     Section 7.4. Procedure for Claims between Parties. If a claim for Damages is to be made by a Buyer Indemnified Party or Seller Indemnified Party (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) entitled to indemnification hereunder, such party shall give written notice briefly describing the claim and the total monetary damages sought (each, a “Notice”) to the indemnifying party hereunder (the “Indemnifying Party” and collectively, the “Indemnifying Parties”) and to all the other parties hereto as soon as practicable after such Indemnified Party becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Article VII. Any failure to submit any such notice of claim to the Indemnifying Party shall not relieve any Indemnifying Party of any Liability hereunder, except to the extent that the Indemnifying Party was actually prejudiced by such failure.
     Section 7.5. Defense of Third Party Claims. If any lawsuit or enforcement action is filed against an Indemnified Party by any third party (each, a “Third Party Claim”) for which indemnification under this Article VII may be sought, Notice thereof shall be given to the Indemnifying Party and to all the other parties hereto as promptly as practicable. The failure of any Indemnified Party to give timely Notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Indemnifying Party was actually prejudiced by such failure. With respect to any Third Party Claim (a) that does not seek solely equitable relief and (b) that involves Damages for which the Indemnifying Party may be obligated to indemnify the Indemnified Party pursuant to this Article VII after application of the limitations set forth in Section 7.6, the Indemnifying Party shall be entitled, if it so elects at its own cost, risk and expense, (i) to take control of the defense and investigation of such Third Party Claim, (ii) to employ and engage attorneys of its own choice (provided that such attorneys are reasonably acceptable to the Indemnified Party) to handle and defend the same, unless the named parties to such action or proceeding include both one or more Indemnifying Parties and an Indemnified Party, and the Indemnified Party has been advised in writing by counsel that there may be one or more legal defenses available to such Indemnified Party that are different from or additional to those available to an applicable Indemnifying Party, in which event such Indemnified Party shall be entitled, at the Indemnifying Parties’ reasonable cost, risk and expense, to separate counsel (provided that such counsel is reasonably acceptable to the Indemnifying Party), and (iii) to compromise or settle such claim, which compromise or settlement shall be made only (x) with the written consent of the Indemnified Party, such consent not to be unreasonably withheld or (y) if such compromise or settlement contains an unconditional release of the Indemnified Party in respect of such claim. If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party and its attorneys in the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom; provided, however, that the Indemnified Party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. Notwithstanding the foregoing, the Indemnifying Party may not assume the defense of the Third Party Claim if (1) the Persons against whom the claim is made, or any impleaded Persons, include both the Indemnifying Party and any Indemnified Party, and (2) representation of both such Persons by the same counsel would be inappropriate due to actual or potential differing interests between them, in which case any Indemnified Party shall have the right to defend the Third Party Claim and to employ counsel at the expense of the Indemnifying Party. The parties shall cooperate with each other in any notifications to insurers. If the Indemnifying Party fails to assume the defense of such claim within fifteen (15) calendar days after receipt of the Notice, the Indemnified Party against which such claim has been asserted will have the right to undertake, at the Indemnifying Parties’ reasonable cost, risk and expense, the defense, compromise or settlement of such Third Party Claim on behalf of and for the account and risk of the Indemnifying Parties; provided, however, that such claim shall not be compromised or settled without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld. If the Indemnified Party assumes the defense of the claim, the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement.
     Section 7.6. Limitations on Indemnity.
     (a) No Indemnifying Party shall be obligated to indemnify any Indemnified Party pursuant to Sections 7.2(a)(i), 7.2(a)(ii) (solely with respect to the failure by Seller to fulfill its obligations pursuant to Section 4.12(b) hereof with respect to any breach of a representation or warranty), 7.2(b)(i) and 7.2(b)(ii) (solely with respect to the failure by Buyer to fulfill its obligations pursuant to Section 4.12(b) hereof with respect to any breach of a representation or warranty) to the extent the aggregate claims for Damages of the Indemnified Parties against such Indemnifying Party for which indemnification is sought pursuant to such sections hereof is less than $6,750,000 (the “Threshold Amount”) or exceeds an amount equal to $50,625,000 (the “Cap Amount”); provided, that, if the aggregate of all claims for Damages for which indemnification is sought against an Indemnifying Party pursuant to Sections 7.2(a)(i), 7.2(a)(ii) (solely with respect to the failure by Seller to fulfill its obligations pursuant to Section 4.12(b) hereof with respect to any breach of a representation or warranty), 7.2(b)(i) and 7.2(b)(ii) (solely with respect to the failure by Buyer to fulfill its obligations pursuant to Section 4.12(b) hereof with respect to any breach of a representation or warranty) equals or exceeds the Threshold Amount, then such Indemnifying Party shall be obligated to indemnify any Indemnified Party for such Damages subject to the limitations in this Section 7.6(a) only to the extent such Damages exceed the Threshold Amount, but in any event not to exceed the Cap Amount. Notwithstanding the foregoing, the limitations set forth in this Section 7.6(a) shall not apply to any claims for indemnification in respect of any breach of Sections 2.2(a), 2.3, 2.6(d), 2.17, 2.18, 3.2(a) and 3.3, as applicable.
     (b) In calculating the amount of any Damages payable to an Indemnified Party hereunder, the amount of the Damages (i) shall not be duplicative of any other Damage for which an indemnification claim has been made, (ii) shall be computed net of any amounts actually recovered by such Indemnified Party under any insurance policy with respect to such Damages (net of any costs and expenses incurred in obtaining such insurance proceeds) and (iii) shall be computed net of any amounts that were taken into account in the calculation of Closing Working Capital to the extent that such amounts (A) related to the subject matter of such Damages and (B) were in favor of the applicable Indemnified Party. If an Indemnifying Party pays an Indemnified Party for a claim and subsequently insurance proceeds in respect of such claim are collected by the Indemnified Party, then the Indemnified Party promptly shall remit the insurance proceeds (net of any costs and expenses incurred in obtaining such insurance proceeds) to the Indemnifying Party; provided, however, that the Indemnified Party shall not be required to remit any proceeds in excess of the amount actually paid by the Indemnifying Party pursuant to this Article VII in connection with the related claim for indemnification. The Indemnified Parties shall use commercially reasonable efforts to obtain from any applicable insurance company any insurance proceeds in respect of any claim for which the Indemnified Parties seek indemnification under this Article VII.
     Section 7.7. Payment of Damages. An Indemnified Party (or Seller’s designated “qualified intermediary”) shall be paid in cash by an Indemnifying Party the amount to which such Indemnified Party (or Seller’s designated “qualified intermediary”) may become entitled by reason of the provisions of this Article VII, within fifteen (15) days after such amount is determined either by mutual agreement of the parties or on the date on which both such amount and an Indemnified Party’s obligation to pay such amount have been determined by a final judgment of a court or administrative body having jurisdiction over such proceeding.
     Section 7.8. Exclusive Remedy.
     (a) Except as specifically set forth in Sections 4.5, 4.13, 4.17, 4.18 and 4.24, after the Closing, the indemnities provided in this Article VII shall constitute the sole and exclusive remedy of any Indemnified Party for Damages arising out of, resulting from or incurred in connection with any claims regarding matters arising under or otherwise relating to this Agreement; provided, however, that this exclusive remedy for Damages does not preclude a party from bringing an action for specific performance or other equitable remedy to require a party to perform its obligations under this Agreement. Without limiting the foregoing, Buyer and Seller each hereby waive (and, by their acceptance of the benefits under this Agreement, each Buyer Indemnified Party and Seller Indemnified Party hereby waives), from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud or willful misconduct) such party may have against the other party hereto arising under or based upon this Agreement or any schedule, exhibit, Disclosure Letter, document or certificate delivered in connection herewith, and no legal action sounding in tort, statute or strict liability may be maintained by any party (other than a legal action brought solely to enforce the provisions of this Article VII). Notwithstanding anything to the contrary in this Section 7.8, in the event of a fraud or any willful breach of the representations, warranties, covenants or agreements contained herein by Buyer or Seller, any Indemnified Party shall have all remedies available at law or in equity with respect thereto.
     (b) Without limiting the foregoing, the Buyer Indemnified Parties hereby waive and agree not to seek (whether under any Environmental Law or otherwise) any statutory or common law remedy (whether for contribution, equitable indemnity or otherwise) against any Indemnifying Party with regard to any Environmental Condition or Environmental Liability.
     Section 7.9. Treatment of Indemnification Payments. All indemnification payments made pursuant to this Article VII shall be treated by the parties for income Tax purposes as adjustments to the Purchase Price, unless otherwise required by applicable Law.

ARTICLE VIII.
TITLE TO REAL PROPERTY AND VESSEL
     Section 8.1. Title Policy and UCC Search.
     (a) On or before the fifth (5th) day after the date hereof, Seller shall deliver to Buyer the Existing Title Policy and each UCC-1 Search delivered by the Title Insurer prior to the date hereof to the extent set forth in Section 8.1 of Seller Disclosure Letter (its “UCC Search”) as evidence of the status of the interest of Seller, the Company or the Company Subsidiary in the Real Property as of the dates thereof. Seller shall (at no cost to Seller) cause the Title Insurer to deliver the Title Policy to Buyer at Closing, together with such endorsements as may be reasonably required by Buyer, insuring Buyer’s leasehold interest in the Real Property, and Buyer agrees to accept Seller’s interest in the Real Property subject only to the Permitted Encumbrances. At the Closing, Buyer shall obtain the Title Policy, and pay the premium for the Title Policy and all endorsements thereto. Seller shall execute an owner’s affidavit as reasonably required by the Title Insurer.
     (b) On or before the fifth (5th) day after the date hereof, Seller shall deliver to Buyer any existing title policy (or endorsement) with respect to the Vessel delivered by any title insurer to Seller, the Company or the Company Subsidiary prior to the date hereof, if any (the “Existing Vessel Title Policy”), and each UCC-1 search, if any, delivered by any such title insurer prior to the date hereof, as evidence of the status of interest of Seller, the Company or the Company Subsidiary in the Vessel as of the dates thereof. Seller shall execute an owner’s affidavit as reasonably required by the applicable title insurer. At the request of Buyer, (i) Seller shall (and shall cause the Company and the Company Subsidiary to) use commercially reasonable efforts (at no cost to Seller) to obtain and deliver to Buyer at Closing a new title policy with respect to the Vessel (if available), together with such endorsements as may be reasonably required by Buyer (if available), insuring Buyer’s interest in the Vessel, and Buyer agrees to accept Seller’s (or the Company’s or the Company Subsidiary’s) interest in the Vessel subject only to the Permitted Encumbrances and to pay the premium for such new title policy and all endorsements thereto.
     Section 8.2. Survey. Subject to Section 8.3, Buyer agrees to accept the Real Property subject to all matters shown by the surveys to the extent such surveys are listed in Section 8.2 of the Seller Disclosure Letter (the “Surveys”).
     Section 8.3. Defects.
     (a) Seller may provide Buyer with one or more updates to the Existing Title Policy and UCC Search from time to time prior to Closing at Seller’s election, and Seller shall provide Buyer and its counsel with an update to the Existing Title Policy and UCC Search not earlier than forty (40) Business Days and not later than ten (10) Business Days prior to the Closing, all at Buyer’s cost and expense. To the extent not delivered as of the date hereof, Seller shall provide Buyer with a new title commitment and/or UCC-1 searches for all Real Property within thirty (30) days after the date hereof at Seller’s sole cost and expense.

     (b) If the Existing Title Policy, UCC Search or Survey, or any new title commitment, or any update to the Existing Title Policy, UCC Search or Survey shows defects that are Major Survey Defects or Major Title Defects, and Buyer has delivered to Seller and its counsel an itemized written notice of such Major Survey Defects or Major Title Defects (“Buyer’s Title Notice”) within ten (10) Business Days after the date of delivery of the applicable new title commitment or update to the Existing Title Policy, UCC Search or Surveys to Buyer, then Seller shall, within thirty (30) calendar days after receipt of Buyer’s Title Notice (the “Cure Period”), begin the process to cure the Major Survey Defects or Major Title Defects identified in Buyer’s Title Notice and to continue to diligently prosecute such cure. If necessary, the Cure Period and the Closing Date may be extended for a reasonable amount of time (as determined in Seller’s reasonable discretion) to accommodate the amount of time necessary to allow Seller to cure such Major Survey Defects or Major Title Defects identified in Buyer’s Title Notice; provided, however, that Buyer shall not be obligated to deposit any additional Deposit amounts in connection with an extension of the Closing Date pursuant to this Section 8.3(b) if all of the conditions to Closing set forth in Sections 5.1 and 5.3 have been satisfied. In addition, Seller shall have the obligation to cure any Monetary Encumbrances on or prior to the Closing Date. Notwithstanding anything to the contrary contained herein, under no circumstances shall any Permitted Encumbrance be considered a Major Survey Defect or Major Title Defect for purposes of this Article VIII.
     (c) Failure to provide Seller with Buyer’s Title Notice within the ten (10) Business Day period following delivery of the new title commitment or the applicable update to the Existing Title Policy, UCC Search or Survey shall be deemed a waiver of Buyer’s right to disapprove of any matters disclosed by any such update to the Existing Title Policy, UCC Search or Survey, and Buyer shall then be deemed to have accepted all matters as described in such title commitment or update to such Existing Title Policy, UCC Search and Surveys, without reserving any claim against Seller for title defects or Survey defects, and all such matters shall be deemed to be Permitted Encumbrances.
     (d) For purposes of this Section 8.3, “cure” of a Monetary Encumbrance, a Major Survey Defect or a Major Title Defect must consist of one of the following (at Seller’s election): (a) in the case of Major Survey Defects, delivery of an updated survey showing the absence of such Major Survey Defect or (b) in the case of a Monetary Encumbrance, a Major Survey Defect or Major Title Defect, delivery of the Existing Title Policy, or any new or update thereto (or an endorsement to any of the foregoing) showing the deletion from Schedule B of, or endorsement (in a form reasonably acceptable to Buyer) over, such Monetary Encumbrance, Major Survey Defect or Major Title Defect.
ARTICLE IX.
MISCELLANEOUS
     Section 9.1. Definitions.
     (a) For purposes of this Agreement, the term:

     “Acquisition Proposal” means (a) any proposal or offer from any Person relating to any direct or indirect acquisition or purchase of assets (including capital stock) of the Company comprising 25% or more of the Company’s consolidated assets (by book or by fair market value) or of over 25% of any class of equity securities of the Company, (b) any tender offer or exchange offer that if consummated would result in any Person beneficially owning 25% or more of any class of equity securities of the Company, or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company and a third party, in each case, other than the transactions contemplated by this Agreement.
     “Adjusted Working Capital” means, as of any date, the (a) the consolidated current assets of the Company and the Company Subsidiary as of such date, less (b) the consolidated current Liabilities of the Company and the Company Subsidiary as of such date, in each case determined in accordance with GAAP in a manner consistent with the preparation of the Financial Information; provided, however, that (i) the assets and Liabilities that are components of the definition of “Closing Cash” (including 100% of the Liabilities described in clause (B) thereof), (ii) the value of all of the Company’s outstanding gaming chips, unredeemed slot tickets, tokens and plaquemines, (iii) the portion of any prepaid insurance premiums that are refundable to Seller pursuant to the cancellation of any insurance policies (or coverage thereunder with respect to the Company and the Company Subsidiary) as contemplated in Section 4.11(a), and (iv) any Liabilities between Seller or any of its Affiliates (other than the Company and the Company Subsidiary), on the one hand, and the Company or the Company Subsidiary, on the other hand, shall be excluded from current assets or current liabilities, as applicable, for purposes of determining Adjusted Working Capital.
     “Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first-mentioned Person.
     “Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.
     “Closing Cash” means, as of the Transfer Time, (i) the aggregate book value of all cash of the Company and the Company Subsidiary as determined in accordance with GAAP less (ii) the sum of (A) all amounts received by the Company in respect of reservations to be honored by Buyer as more fully described in Section 4.10(a), (B) one-half of the amount of Liabilities retained by the Company or incurred by Buyer in respect of Frequent Player Award Programs as more fully described in Section 4.10(b), and (C) the amount of House Funds described in Section 2.18, in each case, as determined in accordance with GAAP in a manner consistent with the preparation of the Financial Information and calculated in a manner consistent with Schedule 1 hereto.
     “Closing Working Capital” means the Adjusted Working Capital of the Company and the Company Subsidiary as of the Transfer Time as determined in accordance with GAAP in a manner consistent with the preparation of the Financial Information and calculated in a manner consistent with the Schedule 1 hereto.

     “Code” means the Internal Revenue Code of 1986, as amended.
     “Contract” means any agreement, contract, Lease, license, power of attorney, note, loan, evidence of Indebtedness, purchase order, letter of credit, settlement agreement, franchise agreement, undertaking, covenant not to compete, employment agreement, license, instrument, obligation, commitment, understanding, policy, purchase and sales order, quotation and other executory commitment to which any Person is a party or to which any of the assets of such Person are subject, whether oral or written, express or implied.
     “Covered Claim” means any existing and pending claim under any Seller Policy for any loss, Liability or damage arising out of insured incidents occurring prior to the Closing Date with respect to any of the Company, the Company Subsidiary or any of their respective assets or properties, or any claim that may, pursuant to the terms of any Seller Policy, hereafter be made under such Seller Policy with respect to any loss, Liability or damage arising out of insured incidents occurring prior to the Closing Date with respect to any of the Company, the Company Subsidiary or any of their respective assets or properties.
     “Customer Database” means all customer databases, customer lists, historical records of customers and any other customer information collected and used by the Company or the Company Subsidiary in connection with marketing and promoting the Property.
     “Customer List” means that portion of its Customer Database that includes the names and certain key tendencies of customers listed in such Customer Database, which have visited the Property during the 48 month period prior to the Closing (but which may not include such data for the 48 hour period prior to the Transfer Time).
     “Encumber” means to cause the creation of any Encumbrance.
     “Encumbrances” means Liens, covenants, conditions, restrictions, agreements, Leases, easements, title defects, options, rights of first offer, rights of first refusal, restrictions on transfer, rights of other parties, limitations on use, limitations on voting rights, or other encumbrances of any kind or nature.
     “Environmental Condition” means, as relating exclusively to the Property, the release into the environment of any Hazardous Substance as a result of which the Company or the Company Subsidiary (i) has or may become liable to any Person for an Environmental Liability, (ii) is or was in violation of any Environmental Law, (iii) has or may be required to incur response costs for investigation or remediation, or (iv) by reason of which any Real Property or other assets of the Company or the Company Subsidiary may be subject to any Lien under Environmental Laws; provided, however, that none of the foregoing shall be an Environmental Condition if such matter was Remediated or otherwise corrected prior to the date hereof in accordance with Environmental Law.
     “Environmental Laws” means all applicable and legally enforceable foreign, federal, state and local statutes or laws, judgments, orders, regulations, licenses, permits, rules and ordinances relating to pollution, the treatment, storage, release, disposal or remediation of Hazardous Substances, the exposure of Persons to Hazardous Substances or protection of health, safety or the environment, including, but not limited to the Federal Water Pollution Control Act (33

U.S.C. §1251 et seq.), Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.), Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), Toxic Substances Control Act (15 U.S.C. §2601 et seq.), Clean Air Act (42 U.S.C. §7401 et seq.), Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.) and other similar state and local statutes, in effect as of the date hereof.
     “Environmental Liabilities” means, as it relates to the Company and the Company Subsidiary, all Liabilities (including, without limitation, all reasonable fees, disbursements and expenses of counsel, expert and consulting fees and costs of investigations and feasibility studies and responding to government requests for information or documents), fines, penalties, restitution, damages, response costs and monetary sanctions, interest, direct or indirect, known or unknown, absolute or contingent, past, present or future, resulting from any claim or demand, by any Person, under any Environmental Law, or arising from Environmental Conditions.
     “Environmental Permits” means any permit, license, authorization or approval required under applicable Environmental Laws.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Existing Title Policy” means, with respect to the Property, that certain policy of title insurance #0-9701-000226299 issued by Stewart Title Guaranty Company.
     “Front Money” means, as it relates to Seller, all money stored on deposit at the Property cage belonging to, and stored in an account for, any Person.
     “GAAP” means United States generally accepted accounting principles, consistently applied in effect at the time in question.
     “Gaming Approvals” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority necessary for or relating to the conduct of activities by any party hereto or any of its Affiliates, including, without limitation, the ownership, operation, management and development of the business of the Company and the Company Subsidiary.
     “Gaming Authorities” means any Governmental Entity with regulatory control or jurisdiction over the conduct of lawful gaming or gambling, including, without limitation, the Indiana Gaming Commission.
     “Gaming Laws” means any federal, state, local or foreign statute, ordinance, rule, regulation, permit, consent, registration, finding of suitability, approval, license, judgment, order, decree, injunction or other authorization, including any condition or limitation placed thereon, governing or relating to the current or contemplated casino and gaming activities and operations of the business of the Company and the Company Subsidiary, Seller, Buyer or any of their respective Affiliates.
     “Hazardous Substance” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under applicable Environmental Laws, including without limitation, any quantity of friable asbestos, urea formaldehyde foam insulation, PCBs, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.
     “House Funds” means all cash and cash equivalents located at the Property, including, without limitation, cash, negotiable instruments, and other cash equivalents located in cages, drop boxes, slot machines and other gaming devices, cash on hand for the Property manager’s petty cash fund and cashiers’ banks, coins and slot hoppers, carousels, slot vault and poker bank.
     “Indebtedness” means (a) any indebtedness of the Company or any of the Company Subsidiary, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or other similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances or representing capitalized Lease obligations, (b) any balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or account payable, in each case incurred in the Ordinary Course of Business, (c) all indebtedness of others secured by a Lien on any asset of the Company or the Company Subsidiary (whether or not such indebtedness is assumed by the Company or the Company Subsidiary), and (d) to the extent not otherwise included by clauses (a) through (c), any guaranty by the Company or the Company Subsidiary of any indebtedness of any Person.
     “Intellectual Property” means all intellectual property or other proprietary rights of every kind, foreign or domestic, including all patents, patent applications, inventions (whether or not patentable), processes, products, technologies, discoveries, copyrightable and copyrighted works, apparatus, trade secrets, trademarks, trademark registrations and applications, domain names, trade dress, service marks, service mark registrations and applications, trade names, and all goodwill associated with the foregoing; trade secrets, know-how, copyright registrations, databases and software and object codes, customer lists, confidential marketing and customer information, and all licenses, confidential technical information, and all documentation thereof.
     “IRS” means the Internal Revenue Service, a division of the United States Treasury Department, or any successor thereto.
     “knowledge” means, (a) when used in the phrase “knowledge of Seller” or “Seller’s knowledge” and words of similar import, the actual knowledge after reasonable inquiry of Nicholas L. Ribis, Roger Wagner, Eric J. Matejevich, Joseph DeRosa, Lance Millage, and Nicholas R. Amato; or (b) when used in the phrase “knowledge of Buyer” or “Buyer’s knowledge” and words of similar import the actual knowledge of: Gordon R. Kanofsky and Peter C. Walsh.
     “Law” means any foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award, policies, guidance, court decision, rule of common law or finding.
     “Leases” means leases, subleases, use, occupancy and concession agreements affecting the Property.

     “Liabilities” mean any direct or indirect liability, Indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.
     “Liens” means any deed of trust, mortgage, pledge, lien, security interest, conditional or installment sale agreement, exaction, imposition, charge or other claims of third parties of any kind or nature.
     “Logo” means any symbol or logo incorporating a Name.
     “Major Survey Defects” means matters disclosed on an ALTA/ACSM Survey received by Buyer after the date hereof which (a) would reasonably be expected to cause a Material Adverse Effect on the ability to generate revenue at the Property as presently constructed and used by Seller and (b) was not disclosed to Buyer in the Surveys listed on Section 8.2 of the Seller Disclosure Letter.
     “Major Title Defects” means matters disclosed on the Existing Title Policy which are (a) title defects which would be reasonably expected to cause a Material Adverse Effect on the ability to generate revenue at the Property as presently constructed and used by Seller and (b) not disclosed to Buyer in the Existing Title Policy attached to Section 8.1 of the Seller Disclosure Letter.
     “Material Adverse Effect” means changes, events or effects that are materially adverse to the business, condition (financial or otherwise), properties, assets or results of operations of the Company and the Company Subsidiary, taken as a whole; provided, that the following, individually and in the aggregate, shall be excluded from the definition of Material Adverse Effect and from any determination as to whether a Material Adverse Effect has occurred: (A) any change, event or effects arising out of or resulting from changes in or affecting the (x) travel, hospitality or gaming industries generally, (y) travel, hospitality or gaming industries generally in the markets or jurisdictions where the Property is located or (z) the financial, banking, currency or capital markets in general, (B) any change, event or effect resulting from the entering into or public announcement of the transactions contemplated by this Agreement, (C) any change, event or effect resulting from any act of terrorism, commencement or escalation of armed hostilities in the U.S. or internationally or declaration of war by the U.S. Congress, and (D) if the Company and the Company Subsidiary shall fail to meet any financial or other projections, the fact of such failure, in and of itself (although it is understood and agreed that any party can assert the facts underlying any such failure constitute a Material Adverse Effect unless such underlying facts were excluded from such definition pursuant to clauses (A), (B) or (C) above).
     “Monetary Encumbrances” means monetary Encumbrances, including, without limitation, all deeds of trust, mortgages or other monetary encumbrances of record as they relate to the Company or the Company Subsidiary (other than Taxes and assessments and the Encumbrances created or suffered by Buyer pursuant to such Taxes or assessments not yet due or payable) which are unpaid and liquidated. For purposes of the definition of “Monetary Encumbrances,” an Encumbrance is “liquidated” only if it is fixed either by agreement of Seller and the party asserting the Encumbrance or by operation of Law.

     “Multiemployer Pension Plan” means a “multiemployer pension plan,” as that term is defined in Section 3(37) of ERISA, to which Seller contributes for the benefit of Employees.
     “Name” means any name, mark, trade name, trademark, service name or service mark.
     “Ordinary Course of Business” shall describe any action taken by a Person if such action is consistent with such Person’s past practices and is taken in the ordinary course of such Person’s normal day to day operations.
     “Outside Date” means October 3, 2007; provided, however, that such date shall be extended by the number of days that the Closing Date has been extended pursuant to Section 1.4 and/or Section 8.3(b) hereof.
     “Permitted Encumbrances” means, with respect to Seller,
     (i) Liens or Encumbrances for mechanics’ and materialmen’s Liens or Encumbrances not filed of record and charges, assessments and other governmental charges not delinquent or which are currently being contested in good faith by appropriate proceedings or for which the Company shall have provided bond or other security satisfactory to the Title Company;
     (ii) To the extent properly reflected, accrued and reserved for in the Financial Information:
(1)	Liens or Encumbrances for Taxes not yet due and payable;

(2)	Liens or Encumbrances in respect of judgments or awards with respect to which Seller shall in good faith currently be prosecuting an appeal or other proceeding for review and with respect to which the Company shall have secured a stay of execution pending such appeal or such proceeding for review;

(3)	general real estate and tangible personal property Taxes and assessments for the year of the Closing and thereafter not yet due and payable; and

(4)	special Taxes and assessments payable and becoming a Lien after the Closing Date solely due in connection with a change in ownership of the Property;
     (iii) Liens and Encumbrances created or approved by Buyer;
     (iv) all matters shown by the Existing Title Policy and UCC Search which are not Major Title Defects;
     (v) all matters disclosed by a Survey delivered to Buyer listed on Section 8.2 of Seller Disclosure Letter which are not Major Survey Defects;

     (vi) zoning and subdivision ordinances;
     (vii) terms and conditions of licenses, permits and approvals for the Property and Laws of any Governmental Entity having jurisdiction over the Property;
     (viii) the Lease Documents and any exceptions described therein;
     (ix) rights of tenants under operating leases listed on Section 2.8(c) of the Seller Disclosure Letter; and
     (x) all restrictions, easements, reservations, leases, agreements, reversions, covenants and other matters of record which are not Major Title Defects.
     “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or “group” (as defined in Rule 13d-5(b)(1) under the Exchange Act).
     “Post-Closing Tax Period” means any Tax period beginning after the Closing Date; and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period beginning after the Closing Date.
     “Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date; and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period ending on the Closing Date.
     “Property Customers” means, as of any date, those customers included in the Customer List who (i) as of the Closing Date, were customers of the Property and not customers of any other casino or casino-hotel property owned or operated by Seller, any of its Subsidiaries or any other Person that is controlled, directly or indirectly, by Colony Capital, LLC or Thomas J. Barrack, Jr. and (ii) since the Closing Date, have not visited or become customers of any other casino or casino-hotel property owned and operated by Seller, any of its Subsidiaries or any other Person that is controlled, directly or indirectly, by Colony Capital, LLC or Thomas J. Barrack, Jr.
     “Property Specific Data” means, as it relates to Seller, all property-specific software computer records or data (such as future reservations and booking information), whether on tape, disc or other computerized format that is (i) owned by Seller (ii) used exclusively in connection with the Property, and (iii) non-proprietary.
     “Remediation” or “Remediate” means a cleanup or other method used to investigate, remove, treat or contain a release of any Hazardous Substances at, on or under the Property, but only to the extent required under applicable Environmental Laws for the Property as it is currently being used as of the date hereof.
     “Resorts Destination Casino Club” means the player loyalty program of Seller.
     “Securities Act” means the Securities Act of 1933, as amended.

     “Seller Policies” means any and all insurance policies issued to Seller or any of its Affiliates that prior to the date hereof named the Company and/or the Company Subsidiary as the (or an additional) insured.
     “Straddle Period” means a taxable period commencing prior to the Closing Date and ending after the Closing Date.
     “Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner or managing member or (ii) at least 50% of the securities or other equity interests having by their terms voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization that is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.
     “Target Closing Cash” means $0.00.
     “Target Closing Working Capital” means $(12,155,000), which represents the average Adjusted Working Capital of the Company and the Company Subsidiary for the twelve (12) month period ended February 28, 2007 as set forth on and calculated in the manner described in Schedule 1 hereto.
     “Tax” or “Taxes” shall mean any and all federal, state, local, foreign and other taxes, levies, fees, imposts, duties and charges of whatever kind imposed by any taxing authority (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), including, without limitation, taxes imposed on, or measured by, income, franchise, profits or gross receipts, and also ad valorem, value added, sales, use, gaming, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs duties.
     “Tax Return” shall mean returns, reports, information statements and other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment, claim for refund or collection of any Tax and shall include any amended returns.
     “Title Insurer” means Coastal Title Agency, Inc., as agent for First American Title Insurance Company of NY.
     “Title Policy” means, with respect to the Property, that certain leasehold policy of title insurance or signed pro-forma to be issued by the Title Insurer for the benefit of Buyer pursuant to the terms of the title commitment applicable to the Property, including such endorsements to the Title Policy as requested by Buyer in its reasonable discretion and available from the Title Insurer.
     “Transfer Time” means 11:59:59 p.m., New York City time, on the day prior to the Closing Date.

     “Vessel” means the vessel known as the Winstar, Official No. 1052579, including: (i) all superstructure currently constructed thereon; (ii) plans and specifications therefor, if owned by and in the possession of Seller, the Company or the Company Subsidiary; (iii) existing warranties therefor, if assignable; and (iv) all engines, cranes, winches, chains, boilers, machinery, masts, boats, anchors, cables, cabins, fillings, spars, rigging, tackle, apparel, furniture, capstans, outfit, tools, pumps, pumping, fuel, fixtures, fittings, machinery, equipment, accessories, appliances, supplies therefor, parts, ramps, generators and related equipment (including, but not limited to, existing walkways), if any, located at the Property, and all other appurtenances to the Vessel, whether on board or not.
     (b) The following are defined elsewhere in this Agreement, as indicated below:

Cross Reference
Terms	in Agreement

Acceptance Period	Section 1.6(b)
Agreement	Preamble
Auditor	Section 1.3
Buyer	Preamble
Buyer Disclosure Letter	Article III
Buyer Indemnified Parties	Section 7.2(a)
Buyer Indemnified Party	Section 7.2(a)
Buyer Permits	Section 3.6(a)
Buyer’s Title Notice	Section 8.3(b)
Cap Ex Plan	Section 4.1(j)
Closing	Section 1.4
Closing Date	Section 1.4
Company	Recitals
Company Benefit Plans	Section 2.16(a)
Company Permits	Section 2.14(a)
Company Subsidiary	Recitals
Confidentiality Agreement	Section 4.5(a)
Continuing Employees	Section 4.4(a)
Covered Claim	Section 4.11(d)
Cure Period	Section 8.3(b)
Damages	Section 7.2(a)
Deposit	Section 1.2(a)
Deposit Escrow Agreement	Section 1.2(a)
Dispute Notice	Section 1.6(b)
Due Diligence Date	Section 6.1(g)
Employees	Section 2.16(a)
ERISA	Section 2.16(a)
ERISA Affiliate	Section 2.16(c)
Escrow Agent	Section 1.2(a)
Existing Vessel Title Policy	Section 8.1(b)
Extended Closing Date	Section 1.4(b)
Final Diligence Delivery Date	Section 4.25

Cross Reference
Terms	in Agreement

Financial Information	Section 2.4
Financing	Section 4.21
Governmental Approvals	Section 4.6(a)
Governmental Entity	Section 2.2(c)
Ground Lease Documents	Section 2.8(c)
HSR Act	Section 2.2(c)
Indemnified Parties	Section 7.4
Indemnified Party	Section 7.4
Indemnifying Parties	Section 7.4
Indemnifying Party	Section 7.4
Inspection	Section 4.5(a)
Interests	Recitals
IRS	Section 2.16(b)
Labor Agreements	Section 2.15(b)
Labor Disruptions	Section 2.15(b)
Lease Documents	Section 2.8(c)
Licensing Affiliates	Section 3.5
Licensed Intellectual Property	Section 2.9
Licensed Parties	Section 3.5
made available	Section 9.4
Material Contracts	Section 2.10
Multiemployer Plan	Section 2.16(c)
Negotiating Period	Section 1.6(b)
Neutral Accounting Firm	Section 1.6(c)
Notice	Section 7.4
Post-Closing Plans	Section 4.4(c)
Post-Closing Statement	Section 1.6(a)
Pre-Closing Plans	Section 4.4(c)
Property	Recitals
Property Taxes	Section 4.8(b)
Purchased Intellectual Property	Section 2.9
Purchase Price	Section 1.1
Purchase Price Allocation	Section 1.3
Real Property	Section 2.8(a)
Representatives	Section 1.6(a)
Scheduled Closing Date	Section 1.4
Seller	Preamble
Seller Disclosure Letter	Article II
Seller Indemnified Parties	Section 7.2(b)
Seller Indemnified Party	Section 7.2(b)
Seller Policies	Section 4.11(d)
Seller’s Allocation	Section 1.3
Subsidiary Interests	Section 2.3(b)
Space Lease Documents	Section 2.8(c)

Cross Reference
Terms	in Agreement

Tax Claim	Section 7.2
Third Party Claim	Section 7.5
Transfer Taxes	Section 4.9(a)
UCC Search	Section 8.1(a)
Unaudited Financials	Section 2.4
     Section 9.2. Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.
     (a) This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to the Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within the State of Delaware, without regard to the conflicts of laws principles thereof.
     (b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and the Property, to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in such courts, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by Law, in such Federal court, (C) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware State or Federal court, (D) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court, and (E) to the extent such party is not otherwise subject to service of process in the State of Delaware, appoints Corporation Service Company as such party’s agent in the State of Delaware for acceptance of legal process and agrees that service made on any such agent shall have the same legal force and effect as if served upon such party personally within such state. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents, solely for the purposes set forth in this Section 9.2(b), to service of process in the manner provided for notices in Section 9.3 hereof. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.
     (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE

TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.2(c).
     Section 9.3. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
     (a) if to Seller, to
Resorts International Holdings, LLC
660 Madison Avenue
Suite 1435
New York, NY 10021
Attn: Nicholas L. Ribis
Fax: (212) 593-5433
with a copy to:
Colony Capital, LLC
1999 Avenue of the Stars
Suite 1200
Los Angeles, CA 90067
Attn: Mark M. Hedstrom
          Joy Mallory
Fax: (310) 282-8808
and
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attn: Thomas M. Cerabino
          Adam M. Turteltaub
Fax: (212) 728-8111
     (b) if to Buyer, to

Ameristar Casinos, Inc.
3773 Howard Hughes Parkway
Suite 490 South
Las Vegas, NV 89169
Attn: John M. Boushy
          Peter C. Walsh
Fax: (702) 369-9165
        (702) 733-8478
with a copy to:
Gibson, Dunn & Crutcher LLP
2029 Century Park East
Los Angeles, CA 90067
Attn: Jonathan K. Layne
Fax: (310) 552-7053
     Section 9.4. Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section or Exhibit or Schedule of this Agreement unless otherwise indicated. All Exhibits and Schedules of this Agreement are incorporated herein by reference. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information or documents referred to have been posted and made available for viewing and printing by Buyer and its Representatives on the electronic datasite for this transaction that was established by Seller and hosted by Capital DataRoom. Buyer and Seller will be referred to herein individually as a “party” and collectively as “parties” (except where the context otherwise requires).
     Section 9.5. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
     Section 9.6. Entire Agreement. This Agreement and all documents and instruments referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in full force and effect after the Closing. Each party hereto agrees that, except for the representations and warranties contained in this Agreement, the certificates and other agreements delivered in accordance with this Agreement and the respective Disclosure Letters, neither Seller nor Buyer makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its respective Representatives or other Representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to any of them or their respective Representatives of any documentation or other information with respect to any one or more of the foregoing.

     Section 9.7. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
     Section 9.8. Assignment. Except as provided in Section 4.24 hereof, without the prior written consent of all of the parties hereto, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, without limitation, by merger or consolidation) or otherwise. Notwithstanding the prior sentence, Buyer may assign, in its sole discretion, any of or all of its rights, interests and (except with respect to clause (i) below) obligations under this Agreement (i) to the banks or other lenders (or any agent therefor) providing the debt financing to be incurred by Buyer in connection with the Closing for security purposes, or (ii) to any controlled Affiliate (so long as such Affiliate remains at all times thereafter an Affiliate of Buyer); provided, however, that such assignment shall not be valid under this Agreement unless (a) such Affiliate assumes all of Buyer’s agreements and obligations hereunder, (b) no such assignment shall relieve Buyer from any of its agreements and obligations hereunder, and (c) no such assignment in any way (x) shall adversely affect the ability to receive, or delay the receipt of, the Gaming Approvals or antitrust approvals contemplated by this Agreement or (y) shall adversely affect or delay the Closing of the transactions contemplated by this Agreement. Any assignment in violation of this Section 9.8 shall be void.
     Section 9.9. Parties of Interest; No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
     Section 9.10. Counterparts. This Agreement may be executed by facsimile and/or in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
     Section 9.11. Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. In the event of any ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

     Section 9.12. Amendment. This Agreement may be amended by Buyer and Seller. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Buyer and Seller.
     Section 9.13. Extension; Waiver. At any time prior to the Closing, Buyer, on the one hand, and Seller, on the other hand, by action taken or authorized by their respective boards of directors may, to the extent legally allowed (i) extend the time for or waive the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant herein and (iii) waive compliance with any of the agreements or conditions contained here. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.
     Section 9.14. Time of Essence. Time is of the essence with respect to this Agreement and all terms, provisions, covenants and conditions herein.
     Section 9.15. Disclosure Letters. The Seller Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Agreement and the disclosure in any paragraph shall qualify other paragraphs in this Agreement to the extent it is reasonably apparent from the face of the statement that it is applicable. The Buyer Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Agreement and the disclosure in any paragraph shall, to the extent applicable, qualify other paragraphs in this Agreement to the extent it is reasonably apparent from the face of the statement that it is applicable. Except as provided in Section 4.25, the Seller Disclosure Letter and the Buyer Disclosure Letter may only be amended by an instrument in writing signed on behalf of Buyer and Seller.
[SIGNATURE PAGES FOLLOW]

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

RESORTS INTERNATIONAL HOLDINGS, LLC, a Delaware limited liability company
By:	/s/ Nicholas Ribis
	Name:	Nicholas Ribis
	Its:	President and Chief Executive Officer

AMERISTAR CASINOS, INC., a Nevada corporation
By:	/s/ Gordon R. Kanofsky
	Name:	Gordon R. Kanofsky
	Its:	Co-Chairman of the Board and Executive Vice President

SIGNATURE PAGE TO PURCHASE AGREEMENT